09010065

HCSB

HCSB FINANCIAL CORPORATION

Loris, South Carolina

Annual Report
2008

HCSB FINANCIAL CORPORATION

HORRY COUNTY STATE BANK

Loris, South Carolina

Annual Report

2008

www.hcsbaccess.com

HCSB FINANCIAL CORPORATION AND SUBSIDIARY

Contents

Headquarters

5201 Broad Street
Loris, South Carolina 29569
(843) 756-6333

Mailing Address:
Post Office Box 218
Loris, South Carolina 29569

Certain statements in this annual report contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to the future plans and expectations, and are thus prospective. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Please see our annual report filed on Form 10-KSB for further discussion of these risks.

HCSB Financial Corporation will furnish, free of charge, copies of the Annual Report and the Company's Report to the Securities and Exchange Commission (Form 10-KSB) upon written request to James R. Clarkson, President and C.E.O., HCSB Financial Corporation, Post Office Box 218, Loris, South Carolina 29569.

MESSAGE TO SHAREHOLDERS

As I suggested one year ago that it would, the year 2008 did present significant challenges to the banking industry as well as to Horry County State Bank. I am very proud to announce, however, that HCSB met these challenges with much better results than many other banks, not only in our marketplace, but nationwide as well. In fact, in light of deteriorating economic conditions last year, in many ways HCSB experienced a remarkable year.

During 2008 total assets grew by 47% to a level of $644.3 million at the end of the year. Included in this growth was an increase of $76.8 million in our loan portfolio, or 22%, as we concluded the year with net loans of $424.6 million. In addition, deposits grew by $143.9 million, or 42%, and were $484.8 million at year end.

With the deterioration in the real estate market and the potential for increased loan losses that could result from the declining local economy, we increased our Reserve for Loan Losses by $881,000, during 2008. Despite doing this, however, net income for the year was $2.2 million, which represented a 10% increase over 2007 earnings.

Other significant events for our bank during 2008 were the beginning of construction of our new Operations Center in the Loris Commerce Center and the acquisition of a lot on Hwy. 17 in North Myrtle Beach on which we expect to build our permanent Ocean Drive Beach branch in 2009. And, too, we introduced our new cellular telephone banking service and remote deposit capture service which enables certain business customers to make their deposits electronically at their place of business rather than have to come to the bank to do so.

Thus, while the national media would have us all to believe that the banking industry is in serious trouble and that banks have virtually ceased making loans, such is certainly not the case at HCSB. We have no investment in Fannie Mae or Freddie Mac which were ruled insolvent, nor do we hold or invest in portfolios of sub-prime residential mortgage loans. In addition, we continue to maintain our status as a "well capitalized" bank in accordance with regulatory guidelines.

Admittedly, the banking industry faces numerous additional challenges in 2009. Despite the efforts of Congress to stimulate an economic turn-around quickly, an improvement of any significance is not likely to occur before late this year. Many people nearing retirement age have suffered substantial losses in their retirement funds with the stock market decline, and a great many good, honest people are suffering from the loss of jobs or business volume.

We at HCSB are certainly not immune to these same problems, and we shall have to deal with the negative impact of low net interest margins as well in 2009. I do sincerely

MESSAGE TO SHAREHOLDERS – continued

believe, however, that challenges do create opportunities, and we are positioning ourselves to make the most of our opportunities. Unlike a great many banks nationwide, HCSB has maintained a strong safety and soundness rating by our regulatory agencies, and this has enabled our bank to gain approval to participate in the U.S. Treasury's Capital Purchase Program. This additional capital will not only enable us to actively fund sound loans to provide needed financial support to solid, credit-worthy families, farmers and businesses within our trade area, but it will also better allow us to work with our present good customers who are experiencing short term difficulties in their personal or
business lives. It is indeed a time for a strong community bank like HCSB to stand by the many good customers around whom we have built our bank. We can work through these difficult times together if we are all willing to make necessary sacrifices, keep open lines of communication and utilize patience and common sense.

In summary, 2009 may truly be a year our adherence to our slogan "It's the little things that make a little bank…BIG!" really demonstrates the difference between HCSB and our competitors. We have worked diligently for twenty-one years now to develop many loyal customer relationships as well as to increase the confidence of our shareholders. It is our full intention to continue to make the types of prudent decisions that have enabled us to grow the bank's assets and earnings steadily since our origin in 1988.

We have a tremendous group of employees here at HCSB, and we are most appreciative and respectful of the trust that our shareholders have placed in us. We continue to pledge in return our daily efforts to build on the values of our shareholders' investments.

Most respectfully,

James R. Clarkson
President and CEO

HCSB FINANCIAL CORPORATION AND SUBSIDIARY

Ten Year History
(Omit 000's)

Year	Assets	Deposits	Loans (net)	Capital	Earnings
1999	114,326	94,829	74,871	8,341	994
2000	143,718	123,500	90,300	9,781	1,037
2001	148,651	120,073	116,596	10,895	996
2002	211,598	164,161	161,381	19,850	1,161
2003	269,714	209,931	190,055	21,509	1,568
2004	296,807	222,389	210,649	23,454	2,055
2005	331,662	254,137	232,509	25,303	2,408
2006	359,357	275,151	251,849	28,350	2,805
2007	438,353	340,851	348,671	30,983	2,040
2008	644,347	484,751	424,622	34,450	2,244

Selected Financial Data

The following table sets forth certain selected financial data concerning the Company. The selected financial data has been derived from the financial statements. This information should be read in conjunction with the financial statements of the Company, including the accompanying notes, included elsewhere herein.

Year Ended December 31,	2008	2007	2006	2005	2004
(Dollars in thousands, except per share)					
Financial Condition:					
Investment securities, available for sale	$ 166,992	$ 49,609	$ 50,830	$ 38,233	$ 42,597
Allowance for loan losses	4,416	3,535	2,718	2,569	2,155
Net loans	424,622	348,671	251,849	232,509	210,649
Premises and equipment, net	19,056	16,051	16,139	11,681	11,803
Total assets	644,347	438,353	359,537	331,662	296,807
Noninterest-bearing deposits	31,285	32,407	26,428	25,418	27,973
Interest-bearing deposits	453,466	308,444	248,723	228,719	194,416
Total deposits	484,751	340,851	275,151	254,137	222,389
Advances from the Federal Home Loan Bank	92,000	52,300	43,390	43,390	43,390
Total liabilities	609,897	407,370	331,187	306,359	273,353
Total shareholders' equity	34,450	30,983	28,350	25,303	23,454
Results of Operations:					
Interest income	$ 31,139	$ 28,536	$ 23,680	$ 19,164	$ 15,172
Interest expense	14,537	14,252	11,114	7,456	4,936
Net interest income	16,602	14,284	12,566	11,708	10,236
Provision for loan losses	1,754	985	770	1,070	1,285
Net interest income after provision for loan losses	14,848	13,299	11,796	10,638	8,951
Other income	3,601	2,696	2,604	1,931	2,156
Other expense	15,039	12,903	10,308	8,903	7,961
Income before income taxes	3,410	3,092	4,092	3,666	3,146
Income tax expense	1,166	1,052	1,287	1,258	1,091
Net income	$ 2,244	$ 2,040	$ 2,805	$ 2,408	$ 2,055
Per Share Data [(1)]**:**					
Net income - basic	$ 0.59	$ 0.53	$ 0.75	$ 0.64	$ 0.55
Period end book value	$ 9.09	$ 8.17	$ 7.47	$ 6.66	$ 6.21

[(1)] Adjusted for 5% stock dividends declared in February 2001, February 2002 and February 2003, and the 7.5% stock dividend declared in January 2004. Adjustments have also been made for the 3% stock dividends declared in January 2005, January 2006, February 2008 and January 2009, as well as the two-for-one stock split in the form of a 100% stock dividend declared in January 2007.

Description of Company's Business

HCSB Financial Corporation (the Company) was incorporated on June 10, 1999 to become a holding company for Horry County State Bank. The Company's only significant asset is its wholly owned subsidiary, Horry County State Bank (the Bank). The Bank is a state-chartered bank incorporated on December 18, 1987 and located at 5201 Broad Street, Loris, South Carolina. The Company's primary market includes Horry County in South Carolina and Columbus and Brunswick Counties in North Carolina. From its 14 branch locations, the Company offers a full range of deposit services, including checking accounts, savings accounts, certificates of deposit, money market accounts, and IRAs, as well as a broad range of non-deposit investment services.

The Company is primarily engaged in the business of attracting deposits from the general public and using these deposits together with other funds to make agricultural, commercial, consumer, and real estate loans. The Company's operating results depend to a substantial extent on the difference between interest and fees earned on loans and investments and the Company's interest expense, consisting principally of interest paid on deposits and borrowings. Unlike most industrial companies, virtually all of the assets and liabilities of financial institutions are monetary. As a result, interest rates have a greater effect on the financial institution's performance. In addition to competing with other traditional financial institutions, the Company also competes for savings dollars with nontraditional financial intermediaries, such as mutual funds. This has resulted in a highly competitive market area. The Company attempts to compete in this highly competitive market by focusing on providing personal service and attention to its customers.

In 1995 the Company opened its first branch office in the Mt. Olive community of Horry County and has since expanded its branch network to 14 banking offices located throughout Horry County, as well as an Operations Center in Loris, South Carolina which houses the Company's support services. This expansion of its branch system has enabled the Company to more effectively compete for deposits and loans. By expanding into different communities, the Company has been able to substantially diversify its market place from one of a predominantly agricultural flavor to one which blends residential developments of retirees and others, tourism, major employment areas, central county government and the market's most active overall growth areas. In so doing, the Company has reduced considerably the seasonality in its loan portfolio as well as the risks that are at times inherent with concentration of loans in one particular segment of the economy.

In order to support this growth in its branch network, the Company has undertaken several secondary common stock offerings. Prior to its reorganization from a bank into the holding company, Horry County State Bank undertook three such secondary offerings of its common stock in efforts to strengthen the Bank's regulatory capital position to support projected future growth in assets. Since the reorganization was consummated in 1999, the Company committed to another secondary offering in 2002 whereby the Company issued an additional 365,712 shares of common stock at a price per share of $22.00, resulting in over $8,000,000 in added capital.

In December, 2004, the Company participated in the issuance of $6,000,000 of trust preferred securities through its non-consolidated subsidiary HCSB Financial Trust I (the Trust) to enable the company to pursue its growth goals and yet maintain a "well-capitalized" status as defined by banking regulatory agencies.

On March 6, 2009, the Company issued 12,985 shares of preferred stock, having $0.01 par value per share and a liquidation preference of $1,000 per share in connection with the United States Treasury's Capital Purchase Program. The dividend rate of 5% per annum will be payable for the first five years increasing to 9% per annum after five years. The Company also issued 91,714 warrants to purchase common stock at a strike price of $21.09 per share. The warrants expire 10 years from the issue date. The Company plans to redeem all shares of this series of preferred stock within five years.

During the year 2006, the Company relocated some of its executive offices temporarily to the second floor of its branch bank at 1701 N. Oak Street, Myrtle Beach, S.C. due to the need for additional space in its Operations Center. The Company purchased a 5-acre tract of land in the Loris Commerce Center in 2006 and began construction of a new Corporate/Operations Center on this site in November 2008 in order to accommodate its executive offices and all support services in this new facility. The Company intends to offer its present Operations Center for sale upon completion of the new facility, which is anticipated to be in October, 2009.

Also in 2006 the Company acquired a lot and 25,710 square foot building thereon at 1300 Second Avenue, Conway, South Carolina as well as the adjacent lots which front on Third Avenue in Conway, South Carolina. In February 2007, the Company sold an interest in a portion of these properties to TLF Myrtle Beach Properties, LLC, (TLF), the real estate ownership partnership for the law firm of Thompson & Henry, P.A. During 2007 the Company and TLF completed construction of the interior of the Second Avenue and the parking lot on Third Avenue, and the Company completed construction of its drive-up banking facility on Third Avenue as well. Thompson & Henry, P.A. moved into their offices on the third floor in October 2007 and the Company opened its branch and drive-up facility in November 2007. TLF and the Company have secured two tenants who are presently leasing the entire second floor.

Also in June 2007 the Company opened a new branch in The Plaza at Gator Hole on Highway 17 in Ocean Drive Beach, South Carolina. The Company entered into a two-year lease on this facility with an option for a one-year renewal, if necessary. In September 2008 the Company bought a lot at 617 Highway 17 South, North Myrtle Beach, South Carolina and expects to begin construction of it's new permanent Ocean Drive branch on this site during the first quarter of 2009.

Market for Common Share and Dividends

As of December 31, 2008, there were 3,788,293 shares of our common stock outstanding held by approximately 2,400 shareholders of record. There is currently no established public trading market in our common stock and trading and quotations of our common stock have been limited and sporadic. Most of the trades of which the Company is aware have been privately negotiated by local buyers and sellers. In addition to these trades, the Company is aware of a small number of trades reported on Yahoo! that occurred on the OTC Bulletin Board between December 31, 2007 and December 31, 2008. These trades ranged from $16.02 to $25.97. We have included these trades in the following table. Because there has not been an established market for our common stock, we may not be aware of all prices at which our common stock has been traded. We have not determined whether the trades of which we are aware were the result of arm's-length negotiations between the parties. Based on information available to us, we believe transactions in our common stock can be fairly summarized as follows for the periods indicated:

2008	**Low**	**High**
Fourth Quarter	$ 23.50	$ 27.00
Third Quarter	$ 19.00	$ 27.00
Second Quarter	$ 19.90	$ 30.00
First Quarter	$ 16.50	$ 28.00
2007		
Fourth Quarter	$ 21.36	$ 25.22
Third Quarter	$ 20.15	$ 25.22
Second Quarter	$ 20.37	$ 25.22
First Quarter	$ 19.89	$ 23.28

All share and per share data in this report has been adjusted to reflect all stock dividends and splits declared by the Company.

No cash dividends have ever been declared or paid by the Company. However, the Board of Directors approved a 10% stock dividend for each of the five years ending December 31, 1996. The Company also paid a two-for-one stock split in the form of a 100% stock dividend in 2000, a 5% stock dividend in each of the years 2001, 2002, and 2003, a 7.5% stock dividend in 2004, a 3% stock dividend in 2005, 2006 and 2008, and a two-for-one stock split in the form of a 100% stock dividend in January 2007. The Company also paid a 3% stock dividend on February 20, 2009 to shareholders of record as of close of business February 6, 2009.

MARKET FOR COMMON SHARES AND DIVIDENDS – *continued*

Management does not expect the Company to pay cash dividends in the foreseeable future. The Company's ability to pay dividends depends on the ability of its subsidiary, Horry County State Bank, to pay dividends to the Company. As a South Carolina state bank, the Bank may only pay dividends out of its net profits, after deducting expenses, including losses and bad debts. In addition, the Bank is prohibited from declaring a dividend on its shares of common stock until its surplus equals its stated capital.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

INTRODUCTION

The following discussion describes our results of operations for 2008 as compared to 2007 and also analyzes our financial condition as of December 31, 2008 as compared to December 31, 2007. Like most community banks, we derive most of our income from interest we receive on our loans and investments. Our primary source of funds for making these loans and investments is our deposits, both interest-bearing and noninterest-bearing. Consequently, one of the key measures of our success is our amount of net interest income, or the difference between the income on our interest-earning assets, such as loans and investments, and the expense on our interest-bearing liabilities, such as deposits and borrowed funds. In order to maximize our net interest income, we must not only manage the volume of these balance sheet items, but also the yields that we earn on our interest-earning assets and the rates that we pay on interest-bearing liabilities.

We have included a number of tables to assist in our description of these measures. For example, the "Average Balances" table shows the average balance during 2008, 2007, and 2006 of each category of our assets and liabilities, as well as the yield we earned or the rate we paid with respect to each category. A review of this table shows that our loans typically provide higher interest yields than do other types of interest earning assets, which is why we direct a substantial percentage of our earning assets into our loan portfolio. Similarly, the "Rate/Volume Analysis" table helps demonstrate the impact of changing interest rates and changing volume of assets and liabilities during the years shown. We also track the sensitivity of our various categories of assets and liabilities to changes in interest rates, and we have included an "Interest Rate Sensitivity Analysis" table to help explain this. Finally, we have included a number of tables that provide details about our investment securities, our loans, and our deposits and other borrowings.

Of course, there are risks inherent in all loans, so we maintain an allowance for loan losses to absorb probable losses on existing loans that may become uncollectible. We establish and maintain this allowance by charging a provision for loan losses against our operating earnings. In the Loan Portfolio section we have included a detailed discussion of this process, as well as several tables describing our allowance for loan losses and the allocation of this allowance among our various categories of loans.

In addition to earning interest on our loans and investments, we earn income through fees that we charge to our customers. Likewise, we incur other operating expenses as well. We describe the various components of this noninterest income, as well as our noninterest expense, in the Other Income and Other Expense section.

GENERAL

Markets in the United States and elsewhere have experienced extreme volatility and disruption for more than 12 months. These circumstances have exerted significant downward pressure on prices of equity securities and virtually all other asset classes, and have resulted in substantially increased market volatility, severely constrained credit and capital markets, particularly for financial institutions, and an overall loss of investor confidence. Loan portfolio performances have deteriorated at many institutions resulting from, among other factors, a weak economy and a decline in the value of the collateral supporting their loans. Dramatic slowdowns in the housing industry with falling home prices and increasing foreclosures and unemployment have created strains on financial institutions. Across the country many borrowers are now unable to repay their loans, and the collateral securing these loans has, in some cases, declined below the loan balance. The following discussion and analysis describes our performance in this challenging economic environment.

The Company continued to grow throughout 2008. Total assets increased by $205,994,000, or 46.99%, and net loans increased by $75,951,000, or 21.78%. Much of this growth is attributable to the success of our branch network, especially the office in Myrtle Beach and North Myrtle Beach, and the employment of additional lenders and other personnel who have helped grow our market share and customer base.

Profitability increased in 2008 by 10.00%, from $2,040,000 in 2007 to $2,244,000 in 2008, primarily as a result of an increase in interest income on our taxable securities. The growth of the loan portfolio resulted in a loan to deposit ratio of 88.51%. The Company will need to attract additional deposits, borrow more money, or a combination of the two to continue expansion of the loan portfolio. A more detailed discussion of the factors contributing to growth and challenges is presented below.

RESULTS OF OPERATIONS

The Company experienced an increase of $325,000, or 1.29%, in interest income on loans and related fees for the year ended December 31, 2008. The Company also experienced an increase in the interest income on taxable securities, which increased $2,743,000 or 124.01%. This contributed to an increase in total interest income of $2,603,000 or 9.12%, over the course of 2008. Because of the increase in growth in interest-bearing deposits, total interest expense increased $285,000, or 2.00%, to $14,537,000. This resulted in a $2,318,000, or 16.23%, increase in net interest income in 2008. The Company also experienced increases in non-interest income and expenses. Non-interest income increased $905,000, or 33.57%, due to the bank's investment in bank-owned life insurance, which increased $7,503,000, or 779.94%, during 2008. Non-interest expenses increased $2,136,000, or 16.55%, during 2008 due to the acquisition of additional personnel in our finance, credit review and training areas as a result of the growth of the bank. Overall, the Company had net income for the year ended December 31, 2008 of $2,244,000, compared to $2,040,000 for the year ended December 31, 2007. This represents an increase in net income of $204,000, or 10.00%.

ASSETS, LIABILITIES, AND SHAREHOLDERS' EQUITY

During the twelve months ended December 31, 2008, total assets increased $205,994,000, or 46.99%, when compared to December 31, 2007. The primary reason for the increase in total assets was an increase in securities available-for-sale of $117,383,000, or 236.62%, during 2008 from $49,609,000 at December 31, 2007. Total deposits increased $143,900,000, or 42.22%, from the December 31, 2007 amount of $340,851,000. Interest-bearing deposits increased $145,022,000, or 47.02%, and noninterest-bearing deposits decreased $1,122,000, or 3.46%, during 2008. The increase in deposits was primarily due to the increase in our time deposits which increased $156,567,000, or 103%, from $152,002,000 at December 31, 2007 to $308,569,000 at December 31, 2008.

DISTRIBUTION OF ASSETS, LIABILITIES, AND SHAREHOLDERS' EQUITY

The Company has sought to maintain a conservative approach in determining the distribution of its assets and liabilities. The following table presents the percentage relationships of significant components of the Company's average balance sheets for the last three fiscal years.

Balance Sheet Categories as a Percent of Average Total Assets

	2008	2007	2006
Assets:			
Interest earning assets:			
Federal funds sold	.88%	2.83%	5.86%
Investment securities	19.79	13.48	14.36
Loans	72.52	76.86	71.72
Total interest earning assets	93.19	93.17	91.94
Cash and due from banks	1.74	2.00	3.06
Allowance for loan losses	(.72)	(0.78)	(0.77)
Premises and equipment	3.18	3.84	3.75
Other assets	2.61	1.77	2.02
Total assets	**100.00%**	**100.00%**	**100.00%**
Liabilities and shareholders' equity:			
Interest-bearing liabilities:			
Interest-bearing deposits	71.17%	70.08%	68.82%
Federal funds purchased	.34	0.09	-
Advances from the Federal Home Loan Bank	12.27	11.59	12.57
Repurchase Agreement	1.84	.43	-
Debt due to trust	1.17	1.57	1.79
Notes Payable	.14	-	0.25
Total interest-bearing liabilities	86.93	83.76	83.43
Noninterest-bearing deposits	6.26	8.00	7.94
Accrued interest and other liabilities	.74	0.78	0.87
Total liabilities	93.93	92.54	92.24
Shareholders' equity	6.07	7.46	7.76
Total liabilities and shareholders' equity	**100.00%**	**100.00%**	**100.00%**

NET INTEREST INCOME

Earnings are dependent to a large degree on net interest income. Net interest income represents the difference between gross interest earned on earning assets, primarily loans and investment securities, and interest paid on deposits and borrowed funds. Net interest income is affected by the interest rates earned or paid and by volume changes in loans, investment securities, deposits, and borrowed funds. The interest rate spread and the net yield on earning assets are two significant elements in analyzing the Company's net interest income. The interest rate spread is the difference between the yield on average earning assets and the rate on average interest-bearing liabilities. The net yield on earning assets is computed by dividing net interest income by the average earning assets.

For the year ended December 31, 2008, net interest income was $16,602,000, an increase of $2,318,000, or 16.23%, over net interest income of $14,284,000 in 2007. Interest income from loans, including fees, was $25,600,000, an increase of $325,000, or 1.29%, from 2007 to 2008 as employment of additional lenders resulted in an increase in loans. Interest expense for the year ended December 31, 2008 was $14,537,000, compared to $14,252,000 for 2007.

NET INTEREST INCOME – *continued*

This represents an increase of $285,000, or 2.00%, compared to the prior year. The interest rate spread and net yield on earning assets reflected the pressure created by the lower interest rate environment when compared to the previous year as our customers began to move more of their money out of lower cost funding into time deposit accounts, which increased $156,567,000, or 103.00%, throughout 2008. Our time deposit accounts have become very attractive to our customers in the current interest rate environment. The net yield realized on earning assets was 3.35% for 2008, compared to 3.89% in 2007. The interest rate spread was 3.14% and 3.45% in 2008 and 2007, respectively.

The following table sets forth, for the periods indicated, the weighted-average yields earned, the weighted-average yields paid, the interest rate spread, and the net yield on earning assets. The table also indicates the average daily balance and the interest income or expense by specific categories.

Average Balances, Income and Expenses, and Rates

Year ended December 31,	2008			2007			2006		
(Dollars in thousands)	**Average Balance**	**Income/ Expense**	**Yield/ Rate**	**Average Balance**	**Income/ Expense**	**Yield/ Rate**	**Average Balance**	**Income/ Expense**	**Yield/ Rate**
Assets:									
Earning Assets:									
Securities, taxable	93,538	4,955	5.30%	$42,538	2,212	5.20%	$39,395	$1,869	4.74%
Securities, nontaxable	7,570	295	3.90	7,571	290	3.83	7,273	274	3.77
Loans [1]	385,277	25,600	6.64	302,965	25,275	8.34	247,614	20,417	8.25
Federal funds sold	4,681	112	2.39	11,161	586	5.25	20,230	964	4.77
Nonmarketable equity securities	4,029	177	4.39	3,035	173	5.70	2,933	156	5.32
Total earning assets	495,095	$31,139	6.29%	367,270	$28,536	7.77%	317,445	$ 23,680	7.46%
Cash and due from banks	9,252			7,869			10,572		
Allowance for loan losses	(3,810)			(3,069)			(2,673)		
Premises and equipment	16,870			15,157			12,966		
Other assets	13,867			6,962			6,961		
Total assets	$531,274			$394,189			$345,271		
Liabilities:									
Interest-Bearing Liabilities:									
Interest-bearing deposits	378,116	11,215	2.97%	$276,269	11,298	4.09%	$237,599	$ 8,391	3.53%
Other borrowings	83,695	3,332	3.97%	53,925	2,954	5.48	50,446	2,723	5.40
Total interest-bearing liabilities	461,811	14,537	3.15%	330,194	14,222	4.31%	288,045	11,114	3.86%
Noninterest-bearing deposits	33,282			31,545			27,415		
Accrued interest and other liabilities	3,919			3,060			3,006		
Shareholders' equity	32,262			29,390			26,805		
Total liabilities and shareholders' equity	$531,274			$394,189			$345,271		
Net interest income/spread		$16,602	3.14%		$ 14,284	3.45%		$ 12,566	3.60%
Net interest margin			3.35%			3.89%			3.96%

(1) The effects of loans in nonaccrual status and fees collected are not significant to the computations.

RATE/VOLUME ANALYSIS

Net interest income can also be analyzed in terms of the impact of changing rates and changing volume. The following table describes the extent to which changes in interest rates and changes in the volume of earning assets and interest-bearing liabilities have affected the Company's interest income and interest expense during the periods indicated. Information on changes in each category attributable to (i) changes due to volume (change in volume multiplied by prior period rate), (ii) changes due to rates (changes in rates multiplied by prior period volume), and (iii) changes in rate and volume (change in rate multiplied by the change in volume) is provided as follows:

	2008 compared to 2007 Due to increase (decrease) in			
(Dollars in thousands)	**Volume[1]**	**Rate [1]**	**Volume/Rate**	**Total**
Interest income:				
Taxable securities	$ 2,652	$ 41	$ 50	$ 2,743
Nontaxable securities	-	5	-	5
Loans	6,867	(5,144)	(1,398)	325
Federal funds sold	(340)	(319)	185	(474)
Nonmarketable equity securities	57	(40)	(13)	4
Total interest income	9,236	(5,457)	(1,176)	2,603
Interest expense:				
Interest-bearing deposits	4,165	(3,104)	(1,144)	(83)
Other borrowings	1,631	(814)	(449)	368
Total interest expense	5,796	(3,918)	(1,593)	285
Net interest income	**$ 3,440**	**$ (1,539)**	**$ 417**	**$ 2,318**

	2007 compared to 2006 Due to increase (decrease) in			
(Dollars in thousands)	**Volume[1]**	**Rate [1]**	**Volume/Rate**	**Total**
Interest income:				
Taxable securities	$ 149	$ 180	$ 14	$ 343
Nontaxable securities	11	5	-	16
Loans	4,564	240	54	4,858
Federal funds sold	(432)	98	(44)	(378)
Nonmarketable equity securities	6	11	-	17
Total interest income	4,298	534	24	4,856
Interest expense:				
Interest-bearing deposits	1,366	1,326	215	2,907
Other borrowings	188	40	3	231
Total interest expense	1,554	1,366	218	3,138
Net interest income	**$ 2,744**	**$ (832)**	**$ (194)**	**$ 1,718**

[1] Volume-rate changes have been allocated to each category based on a consistent basis between rate and volume.

RATE SENSITIVITY

Interest rates paid on deposits and borrowed funds and interest rates earned on loans and investments have generally followed the fluctuations in market rates in 2008 and 2007. However, fluctuations in market interest rates do not necessarily have a significant impact on net interest income, depending on the Company's interest rate sensitivity position. A rate-sensitive asset or liability is one that can be repriced either up or down in interest rate within a certain time interval. When a proper balance exists between rate-sensitive assets and rate-sensitive liabilities, market interest rate fluctuations should not have a significant impact on liquidity and earnings. The larger the imbalance, the greater the interest rate risk assumed and the greater the positive or negative impact of interest fluctuations on liquidity and earnings.

Interest rate sensitivity management is concerned with the management of both the timing and the magnitude of repricing characteristics of interest-earning assets and interest-bearing liabilities and is an important part of asset/liability management. The objectives of interest rate sensitivity management are to ensure the adequacy of net interest income and to control the risks to net interest income associated with movements in interest rates. The following table, "Interest Rate Sensitivity Analysis," indicates that, on a cumulative basis, after three through twelve months, rate-sensitive liabilities exceeded rate-sensitive assets, resulting in a twelve-month liability sensitive position. For a bank with a liability-sensitive position, or negative gap, falling interest rates would generally be expected to have a positive effect on net interest income, and rising interest rates would generally be expected to have the opposite effect. The following table presents the Company's rate sensitivity at each of the time intervals indicated as of December 31, 2008 and may not be indicative of the Company's rate-sensitivity position at other points in time:

Interest Rate Sensitivity Analysis

December 31, 2008 *(Dollars in thousands)*	**Within One Month**	**After One Through Three Months**	**After Three Through Twelve Months**	**Within One Year**	**Greater Than One Year or Non-Sensitive**	**Total**
Assets						
Interest-earning assets						
Federal fund sold	$ -	$ -	$ -	$ -	$ -	$ -
Loans	265,256	10,117	32,102	307,475	121,633	429,108
Securities	-	-	158	158	172,095	172,253
Total earning assets	265,256	10,117	32,260	307,633	293,728	601,361
Liabilities						
Interest-bearing liabilities:						
Interest-bearing deposits:						
Demand deposits	76,513	-	-	76,513	-	76,513
Savings deposits	99,669	-	-	99,669	-	99,669
Time deposits	22,954	100,418	148,395	271,767	36,802	308,569
Total interest-bearing deposits	199,136	100,418	148,395	447,949	36,802	484,751
Other borrowings	35,225	11,000	14,500	60,725	52,600	113,325
Junior subordinated debentures	-	6,186	-	6,186	-	6,186
Total interest-bearing liabilities	234,361	117,604	162,895	514,860	89,402	604.262
Period gap	$ 30,895	$ (107,487)	$ (130,635)	$ (207,227)	$ 204,326	
Cumulative gap	$ 30,895	$ (76,592)	$ (207,227)	$ (207,227)	$ (2,901)	
Ratio of cumulative gap to total earning assets	5.14%	(12.74)%	(34.46)%	(34.46)%	(0.48)%	

PROVISION FOR LOAN LOSSES

The provision for loan losses is charged to earnings based upon management's evaluation of specific loans in its portfolio and general economic conditions and trends in the marketplace. The 2008 and 2007 provisions for loan losses and their related effect of increasing the allowance for loan losses are related to growth in the loan portfolio. Please refer to the section "Loan Portfolio" for a discussion of management's evaluation of the adequacy of the allowances for loan losses. In 2008 and 2007, the provisions for loan losses were $1,754,000 and $985,000, respectively.

NONINTEREST INCOME

Noninterest income was $3,601,000 for the year ended December 31, 2008, an increase of $905,000, or 33.57%, when compared with the year ended December 31, 2007. The increase is primarily a result of net gains on sale of securities of $439,000 for the year ended December 31, 2008 as compared to a loss of $92,000 for the same period in 2007, an increase of $531,000, or 577.17%. The Bank had an opportunity to restructure the portfolio away from long-term investments and to take advantage of a low interest rate environment by selling securities that produced gains in non-interest income during the fourth quarter of 2008. The Bank was able to reinvest this money at comparable rates, therefore not losing interest income. This increase in noninterest income is also a result of an increase of $270,000, or 627.91%, in income from cash value of life insurance from $43,000 for the year ended December 31, 2007 to $313,000 for the year ended December 31, 2008. This is due to the Bank's investment in bank-owned life insurance policies of $7,503,000 during 2008. In addition, service charges on deposit accounts increased $253,000, or 17.48%, from $1,447,000 for the year ended December 31, 2007 to $1,700,000 for the year ended December 31, 2008. Also, other fees increased $102,000, or 291.43%, from $35,000 for the year ended December 31, 2007 to $137,000 for the year ended December 31, 2008. This increase is due to gains in the sale of fixed assets of $18,000 for the year ended 2008 and growth in rental income received on our foreclosed property of $71,000, which was an increase of 411.84% over the amount of such rental income we generated in 2007. We incurred a decrease in brokerage commissions of $170,000, or 53.97%, from $315,000 for the year ended 2007 compared to $145,000 for the year ended 2008, due to the decline in the general health of the economy. Also, gains on the sale of residential mortgage loans sold in the secondary market declined $94,000, or 14.97%, from $628,000 for the year ended 2007 compared to $534,000 for the year ended 2008. The Bank expects improvement in this area with the addition of a mortgage originator during the fourth quarter of 2008 and due to the low interest rate environment generating more business.

NONINTEREST EXPENSES

Most categories of noninterest expenses increased during 2008 due to continued growth of the Company. Salaries and employee benefits increased $1,138,000, or 14.80%, due to the employment of additional lenders and other personnel needed for the continued growth and success of the Bank. Also, net occupancy expenses increased $244,000, or 28.11%, from $868,000 for the year ended December 31, 2007 to $1,112,000 for the year ended December 31, 2008. In addition, other operating expenses also increased $847,000, or 33.29%, due mainly to the increase in FDIC insurance premiums during 2008 and an increase in other expenses due to the growth of the bank.

INCOME TAXES

The Company's income tax expense for 2008 was $1,104,000, an increase of $52,000 from the 2007 expense of $1,052,000. The increase in the expense results from the increase in income before taxes in 2008 compared to 2007. The Company's effective tax rates for the years ended December 31, 2008 and 2007 were 32.97% and 34.02%, respectively.

LIQUIDITY

Liquidity is the ability to meet current and future obligations through liquidation or maturity of existing assets or the acquisition of additional liabilities. The Company manages both assets and liabilities to achieve appropriate levels of liquidity. Cash and federal funds sold are the Company's primary sources of asset liquidity. These funds provide a cushion against short-term fluctuations in cash flow from both deposits and loans. The investment securities portfolio is the Company's principal source of secondary asset liquidity. However, the availability of this source of funds is influenced by market conditions. Individual and commercial deposits are the Company's primary source of funds for credit activities. Although not historically used as principal sources of liquidity, federal funds purchased from correspondent banks and advances from the Federal Home Loan Bank are other options available to management.

As of December 31, 2008, the Company had unused lines of credit to purchase federal funds from unrelated banks totaling $28,300,000. These lines of credit are available on a one to fourteen day basis for general corporate purposes. The lenders have reserved the right not to renew their respective lines. Unpledged securities available-for-sale, which totaled $52,101,000 at December 31, 2008, also serve as a ready source of liquidity. Management believes that the Company's liquidity sources are adequate to meet its operating needs. The level of liquidity is measured by the loans-to-total borrowed funds ratio, which was at 71.00% and 87.11% at December 31, 2008 and 2007, respectively.

IMPACT OF OFF-BALANCE-SHEET INSTRUMENTS

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist of commitments to extend credit and standby letters of credit. Commitments to extend credit are legally binding agreements to lend to a customer at predetermined interest rates as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. A commitment involves, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets. The Company's exposure to credit loss in the event of nonperformance by the other party to the instrument is represented by the contractual notional amount of the instrument. Since certain commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Letters of credit are conditional commitments issued to guarantee a customer's performance to a third party and have essentially the same credit risk as other lending facilities. Standby letters of credit often expire without being used. Management believes that through various sources of liquidity, the Company has the necessary resources to meet obligations arising from these financial instruments.

The Company uses the same credit underwriting procedures for commitments to extend credit and standby letters of credit as for on-balance-sheet instruments. The credit worthiness of each borrower is evaluated and the amount of collateral, if deemed necessary, is based on the credit evaluation. Collateral held for commitments to extend credit and standby letters of credit varies but may include accounts receivable, inventory, property, plant, equipment, and income-producing commercial properties, as well as liquid assets such as time deposit accounts, brokerage accounts, and cash value of life insurance.

The Company is not involved in off-balance-sheet contractual relationships, other than those disclosed in this report, which it believes could result in liquidity needs or other commitments or that could significantly impact earnings.

As of December 31, 2008, commitments to extend credit totaled $61,918,000 and standby letters of credit totaled $1,478,000.

IMPACT OF OFF-BALANCE-SHEET INSTRUMENTS – *continued*

The following table sets forth the length of time until maturity for unused commitments to extend credit and standby letters of credit at December 31, 2008.

(Dollars in thousands)	Within One Month	After One Through Three Months	After Three Through Twelve Months	Within One Year	Greater Than One Year	Total
Unused commitments to extend credit	$ 1,974	$ 7,327	$ 25,179	$ 34,480	$ 27,438	$ 61,918
Standby letters of credit	-	5	1,381	1,386	92	1,478
Totals	$ 1,974	$ 7,332	$ 26,560	$ 35,866	$ 27,530	$ 63,396

The Company entered into interest rate swap agreements associated with Federal Home Loan Bank advances during the third quarter of 2003. The interest rate swaps effectively converted the fixed interest rates on the advances to a variable rate. The notional amount of advances involved in this transaction totaled $14,600,000. The unrealized gain related to the interest rate swaps was $83,000 at December 31, 2008 and a cumulative negative effect of $145,000 to earnings. The Company believes that the hedging of such debt was very effective as management protected against further declines in interest rates as well as a continuation of interest rates at or near their low levels at the time the transaction was consummated.

IMPACT OF INFLATION AND CHANGING PRICES

The financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than does the effect of inflation.

While the effect of inflation on a bank is normally not as significant as its influence on those businesses that have large investments in plant and inventories, it does have an effect. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same. While interest rates have traditionally moved with inflation, the effect on income is diminished because both interest earned on assets and interest paid on liabilities vary directly with each other unless the Company is in a high liability sensitive position. Also, general increases in the price of goods and services will result in increased operating expenses.

CAPITAL RESOURCES

The Company uses several indicators of capital strength. The most commonly used measure is average common equity to average assets, which was 6.07% in 2008 compared to 7.46% in 2007. The change in this ratio reflects an increase in the Company's assets at a higher rate than in earnings in 2008 as compared to 2007.

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Regardless, our Company is "well capitalized" under these minimum capital requirements as set per bank regulatory agencies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum ratios of Tier 1 and total capital as a percentage of assets and off-balance-sheet exposures, adjusted for risk weights ranging from 0% to 100%. Tier 1 capital consists of common shareholders' equity, excluding the unrealized gain or loss on securities available-for-sale, minus certain intangible assets. Tier 2 capital consists of the allowance for loan losses subject to certain limitations. Total capital for purposes of computing the capital ratios consists of the sum of Tier 1 and Tier 2 capital. The regulatory minimum requirements are 4% for Tier 1 and 8% for total risk-based capital.

The Company and the Bank are also required to maintain capital at a minimum level based on quarterly average assets, which is known as the leverage ratio. Only the strongest banks are allowed to maintain capital at the minimum requirement of 3%. All others are subject to maintaining ratios 1% to 2% above the minimum.

As of December 31, 2008, the most recent notifications from the Bank's primary regulator categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. There are no conditions or events that management believes have changed the Bank's category.

CAPITAL RESOURCES – *continued*

The Company and the Bank are required to maintain certain risk-based and leverage ratios. The Company and the Bank exceeded these regulatory capital ratios at December 31, 2008, 2007, and 2006 as set forth in the following tables.

December 31, *(Dollars in thousands)*	**2008**	**2007**	**2006**
The Company			
Tier 1 capital	$39,352	$36,989	$34,773
Tier 2 capital	4,416	3,534	2,718
Total qualifying capital	$ 43,768	$ 40,524	$ 37,491
Risk-adjusted total assets (including off-balance-sheet exposures)	$ 458,154	$ 361,051	$ 270,498
Tier 1 risk-based capital ratio	8.59%	10.24%	12.86%
Total risk-based capital ratio	9.55%	11.22%	13.86%
Tier 1 leverage ratio	7.41%	9.38%	10.07%
The Bank			
Tier 1 capital	$42,714	$36,100	$33,885
Tier 2 capital	4,416	3,534	2,718
Total qualifying capital	$ 47,130	$ 39,634	$ 36,603
Risk-adjusted total assets (including off-balance-sheet exposures)	$ 457,174	$ 360,346	$ 266,373
Tier 1 risk-based capital ratio	9.35%	10.02%	12.72%
Total risk-based capital ratio	10.31%	11.00%	13.74%
Tier 1 leverage ratio	6.86%	8.55%	9.71%

The Company does not expect to pay cash dividends to shareholders during 2008.

INVESTMENT PORTFOLIO

Management classifies investment securities as either held-to-maturity or available-for-sale based on their intentions and the Company's ability to hold them until maturity. In determining such classifications, securities that management has the positive intent and the Company has the ability to hold until maturity are classified as held-to-maturity and carried at amortized cost. All other securities are designated as available-for-sale and carried at estimated fair value with unrealized gains and losses included in shareholders' equity on an after-tax basis. As of December 31, 2008 and 2007, all securities were classified as available-for-sale.

During 2009 growth in the securities portfolio resulted primarily from purchases of fixed rate Agency Mortgage securities. Purchases of Mortgage securities are part of a strategy to diversify the Company's earning assets and to reduce the negative impact of falling rates on our net interest income. Beginning in December 2008, management began to restructure the investment portfolio by selling 30 year fixed rate securities and purchasing shorter duration fixed rate and adjustable rate securities.

INVESTMENT PORTFOLIO - *continued*

The following tables summarize the carrying value of investment securities as of the indicated dates and the weighted-average yields of those securities at December 31, 2008.

Investment Securities Portfolio Composition

December 31, *(Dollars in thousands)*	**2008**	**2007**	**2006**
Government-Sponsored Enterprises	$ 19,316	$ 20,447	$ 19,092
Obligations of state and local governments	7,668	7,730	7,435
Mortgage-backed securities	140,008	21,432	23,449
Equity securities available-for-sale	-	-	854
Nonmarketable equity securities	5,261	3,327	2,948
Total securities	$ 172,253	$ 52,936	$ 53,778

Investment Securities Portfolio Maturity Schedule

December 31, 2008 *(Dollars in thousands)*	**Available-for-Sale** Carrying Amount	**Yield**
Government-Sponsored Enterprises due:		
After five years but within ten years	8,382	5.58%
After ten years	10,934	5.76%
Obligations of states and local governments due:		
After one year but within five years	2,145	3.81%
After five years but within ten years	4,750	3.95%
After ten years	773	4.39%
	7,668	3.95%
Mortgage-backed securities	102,346	5.58%
Collateralized Mortgage Obligation (CMOs)	37,662	5.37%
	$ 166,992	**5.33%**

LOAN PORTFOLIO

Management believes the loan portfolio is adequately diversified. There are no foreign loans, and agricultural loans as of December 31, 2008 are limited. There are no significant concentrations of loans in any particular individuals or industry or group of related individuals or industries.

The Company has experienced continued growth of its loan portfolio throughout 2008 and 2007, resulting in increases of $76,832,000 and $97,639,000, respectively. Management has concentrated on seeking to maintain quality in the loan portfolio. The loan-to-deposit ratio is used to monitor a financial institution's potential profitability and efficiency of asset distribution and utilization. Generally, a higher loan-to-deposit ratio is indicative of higher interest income since loans typically yield a higher return than other interest-earning assets. The loan-to-deposit ratios were 88.51% and 103.33% at December 31, 2008 and 2007, respectively. The Company wanted to improve its liquidity position by investing more in its securities portfolio, which not only provides cash flow but also improves our net interest margin. The loans-to-total borrowed funds ratio was 71.00% and 87.11% at December 31, 2008 and 2007, respectively. Management intends to deploy available funds to loans to the extent it deems prudent to achieve its targeted ratio of loans to deposits; however, there can be no assurance that management will be able to execute its strategy or that loan demand will continue to support growth.

LOAN PORTFOLIO - *continued*

Loan Portfolio Composition

December 31, *(Dollars in thousands)*	**2008**	**2007**	**2006**	**2005**	**2004**
Real estate - construction and land development	$ 60,643	$ 59,084	$ 28,124	$ 18,686	$ 8,026
Real estate - mortgage and commercial	253,450	201,448	147,156	133,527	110,584
Agricultural	7,613	7,221	6,099	5,141	6,136
Commercial and industrial	84,568	64,019	54,313	55,909	62,991
Consumer	19,655	18,535	18,267	21,168	22,881
All other loans (including overdrafts)	3,109	1,899	608	647	2,186
Total gross loans	$ 429,038	$ 352,206	$ 254,567	$ 235,078	$ 212,804

Credit Risk Management

Credit risk entails both general risk, which is inherent in the process of lending, and risk that is specific to individual borrowers. The management of credit risk involves the processes of loan underwriting and loan administration. The Company seeks to manage credit risk through a strategy of making loans within the Company's primary marketplace and within the Company's limits of expertise. Although management seeks to avoid concentrations of credit by loan type or industry through diversification, a substantial portion of the borrowers' ability to honor the terms of their loans is dependent on the business and economic conditions in Horry and Marion Counties in South Carolina and Columbus and Brunswick Counties in North Carolina. A continuation of the economic downturn or prolonged recession could result in the deterioration of the quality of our loan portfolio and reduce our level of deposits, which in turn would have a negative impact on our business. Additionally, since real estate is considered by the Company as the most desirable nonmonetary collateral, a significant portion of the Company's loans are collateralized by real estate; however, the cash flow of the borrower or the business enterprise is generally considered as the primary source of repayment. Generally, the value of real estate is not considered by the Company as the primary source of repayment for performing loans. The Company also seeks to limit total exposure to individual and affiliated borrowers. The Company seeks to manage risk specific to individual borrowers through the loan underwriting process and through an ongoing analysis of the borrower's ability to service the debt as well as the value of the pledged collateral.

The Company's loan officers and loan administration staff are charged with monitoring the Company's loan portfolio and identifying changes in the economy or in a borrower's circumstances which may affect the ability to repay the debt or the value of the pledged collateral. In order to assess and monitor the degree of risk in the Company's loan portfolio, several credit risk identification and monitoring processes are utilized. The Company assesses credit risk initially through the assignment of a risk grade to each loan based upon an assessment of the borrower's financial capacity to service the debt and the presence and value of any collateral.

Credit grading is adjusted during the life of the loan to reflect economic and individual changes having an impact on the borrowers' abilities to honor the terms of their commitments. Management uses the risk grades as a tool for identifying known and inherent losses in the loan portfolio and for determining the adequacy of the allowance for loan losses.

Maturities and Sensitivity of Loans to Changes in Interest Rates:

The following table summarizes the loan maturity distribution, by type, at December 31, 2008 and related interest rate characteristics:

December 31, 2008 *(Dollars in thousands)*	**One Year or Less**	**Over One Year Through Five Years**	**Over Five Years**	**Total**
Real estate - construction and land development	$ 48,694	$ 11,483	$ 466	$ 60,643
Real estate - other	108,989	103,415	41,046	253,450
Agricultural	2,956	3,262	1,395	7,613
Commercial and industrial	48,474	31,966	4,128	84,568
Consumer	6,707	12,159	789	19,655
All other loans (including overdrafts)	2,434	517	158	3,109
	$ 218,254	$ 162,802	$ 47,982	$ 429,038
Loans maturing after one year with:				
Fixed interest rates				$ 45,581
Floating interest rates				169,181
				$ 214,762

Risk Elements

Loans are defined as impaired when it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impairment of a loan is based on the present value of the expected future cash flows discounted at the loan's effective interest rate or at the fair value of the collateral if the loan is collateral dependent.

Loans on the Company's problem loan watch list are considered potentially impaired loans. These loans are evaluated in determining whether all outstanding principal and interest are expected to be collected. Loans are not considered impaired if a minimal delay occurs and all amounts due, including accrued interest at the contractual interest rate for the period of delay, are expected to be collected.

The following table sets forth our nonperforming assets for the dates indicated.

Nonperforming Assets *(Dollars in thousands)*	**2008**	**2007**	**2006**	**2005**	**2004**
Nonaccrual loans (includes impaired loans)	$ 9,040	$ 2,696	$ 760	$ 2,044	$ 4,295
Total nonperforming loans	9,040	2,696	760	2,044	4,295
Other real estate owned	2,965	338	95	485	964
Total nonperforming assets	$ 12,005	$ 3,034	$ 855	$ 2,529	$ 5,259
Loans 90 days or more past due and still accruing interest	$ -	$ -	$ 1,714	$ 843	$ 378
Nonperforming assets to period end loans	2.80%	0.86%	0.33%	1.08%	2.47%

LOAN PORTFOLIO - *continued*

For loans to be in excess of 90 days delinquent and still accruing interest, the borrowers must be either remitting payments although not able to get current, liquidation on loans deemed to be well secured must be near completion, or the Company must have a reason to believe that correction of the delinquency status by the borrower is near. The amount of both nonaccrual loans and loans past due 90 days or more were considered in computing the allowance for loan losses as of December 31, 2008. Generally, the Company places loans which are in excess of 90 days delinquent on nonaccrual status. If the borrower is able to bring the account current, the loan is then placed back on regular accrual status.

Summary of Loan Loss Experience

(Dollars in thousands)	2008	2007	2006	2005	2004
Total loans outstanding at end of period	$ 429,108	$ 354,214	$ 256,800	$ 235,669	$ 212,808
Average loans outstanding	$ 385,277	$ 302,965	$ 247,614	$ 226,528	$ 211,028
Balance of allowance for loan losses at beginning of period	$ 3,535	$ 2,718	$ 2,569	$ 2,155	$ 1,774
Charge-offs:					
Real estate	385	-	4	122	354
Commercial	550	54	418	382	286
Consumer and credit card	294	165	289	287	328
Other	23				
Total charge-offs	1,252	219	711	791	968
Recoveries of loans previous charged-off	379	51	90	135	64
Net charge-offs	873	168	621	656	904
Provision charged to operations	1,754	985	770	1,070	1,285
Balance of allowance for loan losses at end of period	$ 4,416	$ 3,535	$ 2,718	$ 2,569	$ 2,155
Ratios:					
Net charge-offs to average loans outstanding	0.23%	0.06%	0.25%	0.29%	0.43%
Net charge-offs to loans at end of year	0.20%	0.05%	0.24%	0.28%	0.42%
Allowance for loan losses to average loans	1.15%	1.17%	1.10%	1.13%	1.02%
Allowance for loan losses to loans at end of year	1.03%	1.00%	1.06%	1.09%	1.01%
Net charge-offs to allowance for loan losses	19.77%	4.75%	22.85%	25.54%	41.95%
Net charge-offs to provisions for loan losses	49.77%	17.06%	80.65%	61.31%	70.35%

LOAN PORTFOLIO - *continued*

Management has established an allowance for loan losses through a provision for loan losses charged to expense on our statements of income. The allowance represents an amount which management believes will be adequate to absorb probable losses on existing loans that may become uncollectible. Management does not allocate specific percentages of our allowance for loan losses to the various categories of loans but evaluates the adequacy on an overall portfolio basis utilizing several factors. The primary factor considered is the credit risk grading system, which is applied to each loan. The amount of both nonaccrual loans and loans past due 90 days or more is also considered. The historical loan loss experience, the size of our lending portfolio, changes in the lending policies and procedures, changes in volume or type of credits, changes in volume/severity of problem loans, quality of loan review and board of director oversight, concentrations of credit, and peer group comparisons, and current and anticipated economic conditions are also considered in determining the provision for loan losses. The amount of the allowance is adjusted periodically based on changing circumstances. Recognized losses are charged to the allowance for loan losses, while subsequent recoveries are added to the allowance.

Management regularly monitors past due and classified loans. However, it should be noted that no assurances can be made that future charges to the allowance for loan losses or provisions for loan losses may not be significant to a particular accounting period. At December 31, 2008 and 2007, management considered the allowances for loan losses adequate based on its judgments, evaluations, and analysis of the loan portfolio.

Management's judgment as to the adequacy of the allowance is based upon a number of assumptions about future events which it believes to be reasonable, but which may or may not prove to be accurate. Because of the inherent uncertainty of assumptions made during the evaluation process, there can be no assurance that loan losses in future periods will not exceed the allowance for loan losses or that additional allocations will not be required. Our losses will undoubtedly vary from our estimates, and there is a possibility that charge-offs in future periods will exceed the allowance for loan losses as estimated at any point in time.

At December 31, 2008, the allowance for loan losses represented 0.9 times the amount of non-performing loans, compared to 1.3 times and 3.3 times at December 31, 2007 and 2006, respectively. The coverage level of the allowance at December 31, 2008 decreased from the coverage level at December 31, 2007 due to an increase in non-performing loans. As of December 31, 2008 and 2007, the Company had nonaccrual loans of approximately $9,040,000 and $2,696,000, respectively. These loans comprise a substantial majority of loans classified as impaired. A significant portion, or 88.6%, of nonperforming loans at December 31, 2008 are secured by real estate. We have evaluated the underlying collateral on these loans and believe that the collateral on these loans is sufficient to minimize future losses. However, the recent downturn in the real estate market has resulted in increased loan delinquencies, defaults and foreclosures, and we believe that these trends are likely to continue. In some cases, this downturn has resulted in a significant impairment to the value of the collateral used to secure these loans and the ability to sell the collateral upon foreclosure. These conditions have adversely affected our loan portfolio. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. If real estate values continue to decline, it is also more likely that we would be required to increase our allowance for loan losses. If during a period of reduced real estate values we are required to liquidate the property collateralizing a loan to satisfy the debt or to increase the allowance for loan losses, this could materially reduce our profitability and adversely affect our financial condition.

AVERAGE DAILY DEPOSITS

The following table summarizes the Company's average daily deposits during the years ended December 31, 2008, 2007, and 2006. These totals include time deposits $100,000 and over, which at December 31, 2008 totaled $81,082,000. Of this total, scheduled maturities within three months were $24,439,000; over three through twelve months were $50,261,000; and over twelve months were $6,382,000.

	2008		2007		2006	
	Average Amount	Average Rate Paid	Average Amount	Average Rate Paid	Average Amount	Average Rate Paid
Noninterest-bearing demand	33,282	0.00%	$ 31,545	0.00%	$ 27,415	0.00%
Interest-bearing transaction accounts	46,376	0.56%	47,171	1.19	65,145	1.73
Money market savings account	93,125	2.19%	102,532	4.54	67,634	4.51
Other savings accounts	5,602	1.34%	5,402	1.22	5,846	1.27
Time deposits	233,013	3.79%	121,164	4.94	98,974	4.19
Total deposits	$411,398		$ 307,814		$ 265,014	

ADVANCES FROM THE FEDERAL HOME LOAN BANK

The following table summarizes the Company's short-term borrowings for the years ended December 31, 2008, 2007 and 2006.

(Dollars in thousands)	Maximum Outstanding at any Month End	Average Balance	Weighted Average Interest Rate	Balance December 31
2008				
Advances from Federal Home Loan Bank	$ 92,500	65,195	3.37%	92,000
2007				
Advances from Federal Home Loan Bank	$ 52,300	$ 45,674	4.46%	$ 52,300
2006				
Advances from Federal Home Loan Bank	$ 43,390	$ 43,390	4.37%	$ 43,390

Advances from the Federal Home Loan Bank are collateralized by one-to-four family residential mortgage loans, certain commercial real estate loans, certain securities in the Bank's investment portfolio and the Company's investment in Federal Home Loan Bank stock. Although we expect to continue using Federal Home Loan Bank advances as a secondary funding source, core deposits will continue to be our primary funding source. Of the $92,000,000 advances from Federal Home Loan Bank outstanding at December 31, 2008, $8,400,000 have scheduled principal reductions in 2009, $14,600,000 in 2010, $5,000,000 in 2011 and the remainder after five years.

As discussed in the notes to the financial statements, the Company has entered into interest rate swap agreements associated with Federal Home Loan Bank advances maturing on March 1, 2010, May 24, 2010 and March 22, 2011. The interest rate swaps effectively converted the fixed interest rates on the advances to a variable rate. The variable rate was 3.20% at December 31, 2008 and is based on the three month LIBOR index.

JUNIOR SUBORDINATED DEBENTURES

On December 21, 2004, HCSB Financial Trust I (the "Trust"), a non-consolidated subsidiary of the Company, issued and sold a total of 6,000 trust preferred securities, with $1,000 liquidation amount per capital security (the "Capital Securities"), to institutional buyers in a pooled trust preferred issue. The Capital Securities, which are reported on the consolidated balance sheet as junior subordinated debentures, generated proceeds of $6 million. The Trust loaned these proceeds to the Company to use for general corporate purposes. The junior subordinated debentures qualify as Tier 1 capital under Federal Reserve Board guidelines, subject to limitations. See Note 11 to the consolidated financial statements for more information about the terms of the junior subordinated debentures.

Debt issuance costs, net of accumulated amortization, from junior subordinated debentures totaled $95,000 and $98,694 at December 31, 2008 and 2007, respectively, and are included in other assets on the consolidated balance sheet. Amortization of debt issuance costs from junior subordinated debentures totaled $3,667 for the years ended December 31, 2008, and December 31, 2007, and are reported in other expenses on the consolidated income statement for the years ended December 31, 2008, and December 31, 2007.

RETURN ON EQUITY AND ASSETS

The following table shows the return on average assets (net income divided by average total assets), return on average equity (net income divided by average daily equity), and equity to assets ratio (average daily equity divided by average total assets) for the period indicated. Since its inception, the Company has not paid cash dividends.

	2008	2007	2006
Return on average assets	0.42%	0.52%	0.81%
Return on average equity	6.96%	6.94%	10.46%
Equity to assets ratio	6.07%	7.46%	7.77%

ACCOUNTING AND FINANCIAL REPORTING ISSUES

We have adopted various accounting policies which govern the application of accounting principles generally accepted in the United States in the preparation of our financial statements. Our significant accounting policies are described in the footnotes to the consolidated financial statements at December 31, 2008, as filed on our annual report on Form 10-K. Certain accounting policies involve significant judgments and assumptions by us which have a material impact on the carrying value of certain assets and liabilities. We consider these accounting policies to be critical accounting policies. The judgments and assumptions we use are based on historical experience and other factors, which we believe to be reasonable under the circumstances. Because of the nature of the judgments and assumptions we make, actual results could differ from these judgments and estimates which could have a material impact on our carrying values of assets and liabilities and our results of operations.

We believe the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in preparation of our consolidated financial statements. Refer to the portion of this discussion that addresses our allowance for loan losses for a description of our processes and methodology for determining our allowance for loan losses.

INDUSTRY DEVELOPMENTS

Sarbanes-Oxley Act of 2002

The Congress of the United States of America passed the Sarbanes-Oxley Act in 2002 in the aftermath of corporate scandals among several major publicly traded corporations. The intent of the Act was to legislate corporate governance and better ascertain the accuracy of financial reporting by companies regulated by the Securities and Exchange Commission.

Section 404 of the Sarbanes-Oxley Act, which becomes effective for the Company in 2008, requires that the Company adopt and maintain effective internal controls that will, among other things, permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America.

Management of the Company has the responsibility to adopt sound accounting policies, maintain an adequate and efficient accounting system, safeguard assets and devise policies to ensure that the Company complies with applicable laws and regulations.

To assist in this process the company has purchased software from the national accounting firm of Crowe Chizek and retained the services of Elliott Davis, LLC and Co Source, LLC to work with management and participate in the Section 404 process. Elliott Davis, LLC will perform only those services in this regard that are acceptable by the Public Company Accounting Oversight Board (PCAOB). Compliance with Section 404 of the Sarbanes-Oxley Act will certainly add to the Company's operating expenses due to requirements for additional technology, record keeping, and professional assistance that is necessary.

From time to time, various bills are introduced in the United States Congress with respect to the regulation of financial institutions. Certain of these proposals, if adopted, could significantly change the regulation of banks and the financial services industry. The Company cannot predict whether any of these proposals will be adopted or, if adopted, how these proposals would affect the Company.

Recent Legislative and Regulatory Initiatives to Address Financial and Economic Crises

The Congress, Treasury Department and the federal banking regulators, including the FDIC, have taken broad action since early September 2008 to address volatility in the U.S. banking system.

In October 2008, the Emergency Economic Stabilization Act of 2008 ("EESA") was enacted. The EESA authorizes the Treasury Department to purchase from financial institutions and their holding companies up to $700 billion in mortgage loans, mortgage-related securities and certain other financial instruments, including debt and equity securities issued by financial institutions and their holding companies in a troubled asset relief program ("TARP"). The purpose of TARP is to restore confidence and stability to the U.S. banking system and to encourage financial institutions to increase their lending to customers and to each other. The Treasury Department has allocated $250 billion towards the TARP Capital Purchase Program ("CPP"). Under the CPP, Treasury will purchase debt or equity securities from participating institutions. The TARP also will include direct purchases or guarantees of troubled assets of financial institutions. Participants in the CPP are subject to executive compensation limits and are encouraged to expand their lending and mortgage loan modifications.

On March 6, 2009, as part of the TARP CPP, the Company entered into a Letter Agreement and Securities Purchase Agreement (collectively, the "CPP Purchase Agreement") with the Treasury Department, pursuant to which the Company sold (i) 12,895 shares of the Company's Fixed Rate Cumulative Perpetual Preferred Stock, Series T (the "Series T Preferred Stock") and (ii) a warrant (the "CPP Warrant") to purchase 91,714 shares of the Company's common stock for an aggregate purchase price of $12,895,000 in cash.

The Series T Preferred Stock will qualify as Tier 1 capital and will be entitled to cumulative dividends at a rate of 5% per annum for the first five years, and 9% per annum thereafter. The Company must consult with the FDIC before it may redeem the Series T Preferred Stock but, contrary to the original restrictions in the EESA, will not necessarily be required to raise additional equity capital in order to redeem this stock. The Warrant has a 10-year term and is immediately exercisable upon its issuance, with an exercise price, subject to anti-dilution adjustments, equal to $21.09 per share of the common stock. Please see the Form 8-K we filed with the SEC on March 6, 2009, for additional information about the Series T Preferred Stock and the Warrant.

EESA also increased FDIC deposit insurance on most accounts from $100,000 to $250,000. This increase is in place until the end of 2009 and is not covered by deposit insurance premiums paid by the banking industry.

Following a systemic risk determination, the FDIC established the Temporary Liquidity Guarantee Program ("TLGP") on October 14, 2008. The TLGP includes the Transaction Account Guarantee Program ("TAGP"), which provides unlimited deposit insurance coverage through December 31, 2009 for noninterest-bearing transaction accounts (typically business checking accounts) and certain funds swept into noninterest-bearing savings accounts. Institutions participating in the TLGP pay a 10 basis points fee (annualized) on the balance of each covered account in excess of $250,000, while the extra deposit insurance is in place. The TLGP also includes the Debt Guarantee Program ("DGP"), under which the FDIC guarantees certain senior unsecured debt of FDIC-insured institutions and their holding companies. The unsecured debt must be issued on or after October 14, 2008 and not later than June 30, 2009, and the guarantee is effective through the earlier of the maturity date or June 30, 2012. The DGP coverage limit is generally 125% of the eligible entity's eligible debt outstanding on September 30, 2008 and scheduled to mature on or before June 30, 2009 or, for certain insured institutions, 2% of their liabilities as of September 30, 2008. Depending on the term of the debt maturity, the nonrefundable DGP fee ranges from 50 to 100 basis points (annualized) for covered debt outstanding until the earlier of maturity or June 30, 2012. The TAGP and DGP are in effect for all eligible entities, unless the entity opted out on or before December 5, 2008. We will participate in the TAGP and have opted out of the DGP.

Insurance of Accounts and Regulation by the FDIC

Our deposits are insured up to applicable limits by the Deposit Insurance Fund of the FDIC. The Deposit Insurance Fund is the successor to the Bank Insurance Fund and the Savings Association Insurance Fund, which were merged effective March 31, 2006. As insurer, the FDIC imposes deposit insurance premiums and is authorized to conduct examinations of and to require reporting by FDIC insured institutions. It also may prohibit any FDIC insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious risk to the insurance fund. The FDIC also has the authority to initiate enforcement actions against savings institutions, after giving the Office of Thrift Supervision an opportunity to take such action, and may terminate the deposit insurance if it determines that the institution has engaged in unsafe or unsound practices or is in an unsafe or unsound condition.

Under regulations effective January 1, 2007, the FDIC adopted a new risk-based premium system that provides for quarterly assessments based on an insured institution's ranking in one of four risk categories based upon supervisory and capital evaluations. Institutions are assessed at annual rates ranging from 5 to 43 basis points, respectively, depending on each institution's risk of default as measured by regulatory capital ratios and other supervisory measures. Under a proposal announced by the FDIC on October 7, 2008, the assessment rate schedule would be raised uniformly by seven basis points (annualized) beginning on January 1, 2009. Beginning with the second quarter of 2009, base assessment rates before adjustments would range from 10 to 45 basis points, and further changes would be made to the deposit insurance assessment system, including requiring riskier institutions to pay a larger share. The proposal would impose higher assessment rates on institutions with a significant reliance on secured liabilities and on institutions which rely significantly on brokered deposits (but, for well-managed and well-capitalized institutions, only when accompanied by rapid asset growth). The proposal would reduce assessment rates for institutions that hold long-term unsecured debt and, for smaller institutions, high levels of Tier 1 (defined below) capital. In addition, on February 27, 2009, the FDIC approved an interim rule to raise 2009 second quarter deposit insurance premiums for Risk Category I banks from 10 to 14 basis points to 12 to 16 basis points. The FDIC will also impose a 10-basis point special emergency assessment payable September 30, 2009, and the FDIC board authorized the FDIC to implement an additional 10 basis-point premium in any quarter. We anticipate our future insurance costs to be higher than in previous periods. However, we are not currently able to accurately determine the amount of additional cost.

FDIC insured institutions are required to pay a Financing Corporation assessment, in order to fund the interest on bonds issued to resolve thrift failures in the 1980s. For the quarterly period ended December 31, 2008, the Financing Corporation assessment equaled 1.61 basis points for each $100 in domestic deposits. These assessments, which may be revised based upon the level of deposits, will continue until the bonds mature in the years 2017 through 2019.

The FDIC may terminate the deposit insurance of any insured depository institution, including the bank, if it determines after a hearing that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC or the OCC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If insurance of accounts is terminated, the accounts at the institution at the time of the termination, less subsequent withdrawals, shall continue to be insured for a period of six months to two years, as determined by the FDIC. Management of the bank is not aware of any practice, condition or violation that might lead to termination of the bank's deposit insurance.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of HCSB Financial Corporation and its subsidiary Horry County State Bank is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system was designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. Based on this assessment management believes that as of December 31, 2008, the Company's internal control over financial reporting was effective. Management based this assessment on criteria for effective internal control over financial reporting described in *"Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission."* Management's assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of the Board of Directors. Based on this assessment, management believes that HCSB Financial Corporation maintained effective internal control over financial reporting as of December 31, 2008.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

ElliottDavis
Accountants and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
HCSB Financial Corporation and Subsidiary
Loris, South Carolina

We have audited the accompanying consolidated balance sheets of HCSB Financial Corporation and its subsidiary as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of HCSB Financial Corporation and its subsidiary as of December 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended, in conformity with U. S. generally accepted accounting principles.

We were not engaged to examine management's assertion of the effectiveness of HCSB Financial Corporation's internal control over financial reporting as of December 31, 2008, included in Management's Report on Internal Control over Financial Reporting and, accordingly, we do not express an opinion thereon.

Elliott Davis LLC

Elliott Davis, LLC
Columbia, South Carolina
March 9, 2009

HCSB FINANCIAL CORPORATION AND SUBSIDIARY

Consolidated Balance Sheets

(Dollars in thousands)	December 31, 2008	December 31, 2007
Assets:		
Cash and cash equivalents:		
Cash and due from banks	$ 10,423	$ 7,958
Federal funds sold	-	3,655
Total cash and cash equivalents	10,423	11,613
Investment securities:		
Securities available-for-sale	166,992	49,609
Nonmarketable equity securities	5,261	3,327
Total investment securities	172,253	52,936
Loans held for sale	70	2,008
Loans receivable	429,038	352,206
Less allowance for loan losses	(4,416)	(3,535)
Loans, net	424,622	348,671
Premises, furniture and equipment, net	19,056	16,051
Accrued interest receivable	3,625	3,473
Cash Value of life insurance	8,465	962
Other assets	5,833	2,639
Total assets	$ 644,347	$ 438,353
Liabilities:		
Deposits:		
Noninterest-bearing transaction accounts	$ 31,285	$ 32,407
Interest-bearing transaction accounts	45,228	43,299
Money market savings accounts	94,008	104,310
Other savings accounts	5,661	8,833
Time deposits $100 and over	81,082	64,044
Other time deposits	227,487	87,958
Total deposits	484,751	340,851
Federal Funds Purchased	7,653	
Repurchase Agreements	9,172	5,000
Advances from the Federal Home Loan Bank	92,000	52,300
Notes Payable	4,500	-
Junior subordinated debentures	6,186	6,186
Accrued interest payable	2,105	982
Other liabilities	3,530	2,051
Total liabilities	609,897	407,370
Commitments and Contingencies (Notes 4, 12 and 13)		
Shareholders' Equity:		
Common stock, $0.01 par value, 10,000,000 shares authorized; 3,788,293 and 3,677,974 shares issued and outstanding at December 31, 2008 and 2007, respectively	38	37
Capital surplus	30,728	28,689
Nonvested restricted stock	(645)	(645)
Retained earnings	3,231	2,908
Accumulated other comprehensive loss	1,098	(6)
Total shareholders' equity	34,450	30,983
Total liabilities and shareholders' equity	$ 644,347	$ 438,353

The accompanying notes are an integral part of the consolidated financial statements.

HCSB FINANCIAL CORPORATION AND SUBSIDIARY

Consolidated Statements of Income

(Dollars in thousands except share amounts)	Years ended December 31, 2008	2007
Interest income:		
Loans, including fees	$ 25,600	$ 25,275
Investment securities:		
Taxable	4,955	2,212
Tax-exempt	295	290
Nonmarketable equity securities	177	173
Federal funds sold and other	112	586
Total	31,139	28,536
Interest expense:		
Deposits	11,215	11,298
Borrowings	3,322	2,954
Total	14,537	14,252
Net interest income	**16,602**	14,314
Provision for loan losses	1,754	985
Net interest income after provision for loan losses	**14,848**	13,329
Noninterest income:		
Service charges on deposit accounts	1,700	1,447
Credit life insurance commissions	52	57
Gain on sale of residential mortgage loans	534	628
Brokerage commissions	145	315
Other fees and commissions	281	263
Gain (Losses) on sales of securities	439	(92)
Income from cash value life insurance	313	43
Other	122	35
Total	3,586	2,696
Noninterest expenses:		
Salaries and employee benefits	8,889	7,689
Net occupancy	1,112	868
Marketing and advertising	450	491
Loss on sale of assets	(15)	11
Furniture and equipment	1,259	1,300
Other operating	3,132	2,544
Total	15,086	12,903
Income before income taxes	**3,410**	3,092
Income tax provision	1,104	1,052
Net income	**$ 2,244**	**$ 2,040**
Net income per common share		
Basic	**$ 0.59**	**$ 0.53**
Diluted	**$ 0.59**	**$ 0.53**
Average common shares outstanding		
Basic	**3,788,296**	**3,787,791**
Diluted	**3,829,061**	**3,816,082**

The accompanying notes are an integral part of the consolidated financial statements.

HCSB FINANCIAL CORPORATION AND SUBSIDIARY

Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income
Years ended December 31, 2008 and 2007

(Dollars in thousands, except share amounts)	Common Stock Shares	Common Stock Amount	Nonvested restricted stock	Capital surplus	Retained earnings	Accumulated other compre-hensive income (loss)	Total
Balance, December 31, 2006	3,569,874	36	(645)	25,756	3,626	(423)	28,350
Net income					2,040		2,040
Other comprehensive income, net of tax expense of $245						417	417
Comprehensive income							2,457
Exercise of stock options	1,986			29			29
Stock option expense				147			147
Declaration of 3% stock dividend on January 17, 2008	106,114	1		2,757	(2,758)		-
Balance, December 31, 2007	3,677,974	37	(645)	28,689	2,908	(6)	30,983
Net income					2,244		2,244
Other comprehensive income, net of tax expense of $648						1,104	1,104
Comprehensive income							3,348
Payment of fractional shares	(19)				(28)		(28)
Stock option expense				147			147
Declaration of 3% stock dividend on January 22, 2009	110,338	1		1,892	(1,893)		-
Balance, December 31, 2008	3,788,293	$ 38	$ (645)	$ 30,728	$ 3,231	$ 1,098	$ 34,450

The accompanying notes are an integral part of the consolidated financial statements.

HCSB FINANCIAL CORPORATION AND SUBSIDIARY

Consolidated Statements of Cash Flows

(Dollars in thousands)	Years ended December 31, 2008	2007
Cash flows from operating activities:		
Net income	$ 2,244	$ 2,040
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for loan losses	1,754	985
Deferred income tax benefit	(207)	(252)
Depreciation expense	874	728
Premium amortization less discount accretion	105	33
Amortization of net deferred loan costs	14	14
(Gain) Loss on sale of securities available-for-sale	(439)	92
Loss on sale of other real estate owned	271	10
Gain on disposal of premises and equipment	(18)	-
Increase (decrease) in loans held for sale	(1,938)	225
Increase in interest receivable	(152)	(593)
Increase in interest payable	1,123	210
(Increase) decrease in other assets	(363)	605
Stock compensation expense	147	147
Increase (decrease) in other liabilities	834	(159)
Net cash provided by operating activities	4,249	4,085
Cash flows from investing activities:		
Purchases of securities available-for-sale	(145,348)	(21,265)
Maturities of securities available-for-sale	15,370	12,077
Proceeds from sales of securities available-for-sale	14,681	10,947
Net increase in loans to customers	(77,982)	(97,934)
Purchase of premises, furniture and equipment	(3,880)	(2,347)
Proceeds from sale of premises, furniture and equipment	19	1,707
Proceeds from sale of other real estate owned	1,241	85
Purchase of life insurance contracts	(7,503)	-
Purchase of nonmarketable equity securities	(1,934)	(379)
Net cash used by investing activities	(205,336)	(97,334)
Cash flows from financing activities:		
Net increase (decrease) in demand deposits, interest-bearing transaction accounts and savings accounts	(12,667)	19,639
Net increase in time deposits	156,567	46,061
Net increase (decrease) in notes payable	4,500	(3,478)
Net increase in FHLB borrowings	39,700	8,910
Net increase in repurchase agreements	4,172	5,000
Increase in federal funds purchased	7,653	-
Exercise of stock options	-	29
Cash paid for fractional shares	(28)	-
Net cash provided by financing activities	199,897	76,161
Net decrease in cash and cash equivalents	(1,190)	(17,088)
Cash and cash equivalents, beginning of year	11,613	28,701
Cash and cash equivalents, end of year	$ 10,423	$ 11,613

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation - The accompanying consolidated financial statements include the accounts of HCSB Financial Corporation and Subsidiary (the Company) and its wholly owned subsidiary, Horry County State Bank (the Bank) and all of the stock of HCSB Financial Trust I (the Trust). The Company was incorporated on June 10, 1999. The Bank was incorporated on December 18, 1987, and opened for operations on January 4, 1988. The principal business activity of the Company is to provide commercial banking services in Horry County, South Carolina, and in Columbus and Brunswick Counties, North Carolina. The Bank is a state-chartered bank, and its deposits are insured by the Federal Deposit Insurance Corporation. The Trust is a special purpose subsidiary organized for the sole purpose of issuing trust preferred securities. The operations of the Trust have not been consolidated in these financial statements.

Management's Estimates - In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and income and expenses for the period. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, including valuation allowances for impaired loans, and the carrying amount of real estate acquired in connection with foreclosures or in satisfaction of loans. Management must also make estimates in determining the estimated useful lives and methods for depreciating premises and equipment.

While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowance may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowances for losses on loans and foreclosed real estate. Such agencies may require the Company to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowances for losses on loans and foreclosed real estate may change materially in the near term.

Investment Securities - Investment securities available-for-sale by the Company are carried at amortized cost and adjusted to their estimated fair value. The unrealized gain or loss is recorded in shareholders' equity net of the deferred tax effects. Management does not actively trade securities classified as available-for-sale, but intends to hold these securities for an indefinite period of time and may sell them prior to maturity to achieve certain objectives. Reductions in fair value considered by management to be other than temporary are reported as a realized loss and a reduction in the cost basis in the security. The adjusted cost basis of securities available-for-sale is determined by specific identification and is used in computing the realized gain or loss from a sales transaction.

Nonmarketable Equity Securities - Nonmarketable equity securities include the Company's investments in the stock of the Federal Home Loan Bank and Silverton Bank. The stocks are carried at cost because they have no quoted market value and no ready market exists. Investment in Federal Home Loan Bank stock is a condition of borrowing from the Federal Home Loan Bank, and the stock is pledged to collateralize the borrowings. Dividends received on Federal Home Loan Bank stock and Silverton Bank stock are included as a separate component in interest income.

At December 31, 2008 and 2007, the investment in Federal Home Loan Bank stock was $4,928,000 and $2,994,000, respectively. The investment in Silverton Bank stock was $122,000 at December 31, 2008 and 2007. The Company also had a $25,000 investment in the holding company of a community bank at December 31, 2008 and 2007. Also included in nonmarketable equities is investment in the Trust, which totaled $186,000 at December 31, 2008 and 2007.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *continued*

Loans held for Sale - Loans held for sale consist of residential mortgage loans the Company originates for sale to secondary market investors. They are carried at the lower of aggregate cost or market value. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Fees collected in conjunction with origination activities are deferred as part of the cost basis of the loan and recognized when the loan is sold. Gains or losses on sales are recognized when the loans are sold and are determined as the difference between the sales price and the carrying value of the loans.

The Company issues rate lock commitments to borrowers based on prices quoted by secondary market investors. When rates are locked with borrowers, a sales commitment is immediately entered (on a best efforts basis) at a specified price with a secondary market investor. Accordingly, any potential liabilities associated with rate lock commitments are offset by sales commitments to investors.

Loans Receivable - Loans receivable are stated at their unpaid principal balance. Interest income on loans is computed based upon the unpaid principal balance. Interest income is recorded in the period earned.

The accrual of interest income is generally discontinued when a loan becomes contractually 90 days past due as to principal or interest. Management may elect to continue the accrual of interest when the estimated net realizable value of collateral exceeds the principal balance and accrued interest.

Loan origination and commitment fees and certain direct loan origination costs (principally salaries and employee benefits) are deferred and amortized to income over the contractual life of the related loans or commitments, adjusted for prepayments, using the straight-line method.

Under Statement of Financial Accounting Standards (SFAS) No. 114, *Accounting by Creditors for the Impairment of a Loan,* and SFAS No. 118, *Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures,* loans are defined as impaired when it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. All loans are subject to this criteria except for smaller balance homogeneous loans that are collectively evaluated for impairment and loans measured at fair value or at the lower of cost or fair value. The Company considers its consumer installment portfolio, credit card loans, and home equity lines as such exceptions. Therefore, the real estate and commercial loan portfolios are primarily affected by these statements.

Impairment of a loan is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent. When management determines that a loan is impaired, the difference between the Company's investment in the related loan and the present value of the expected future cash flows, or the fair value of the collateral, is charged to bad debt expense with a corresponding entry to the allowance for loan losses. The accrual of interest is discontinued on an impaired loan when management determines the borrower may be unable to meet payments as they become due. As discussed in Note 4, nonaccrual loans comprise a substantial majority of loans classified as impaired at December 31, 2008 and 2007.

Concentrations of Credit Risk - Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of loans receivable, investment securities, federal funds sold and amounts due from banks.

The Company makes loans to individuals and small businesses for various personal and commercial purposes primarily throughout Horry county in South Carolina and Columbus and Brunswick counties of North Carolina. The Company's loan portfolio is not concentrated in loans to any single borrower or a relatively small number of borrowers. Additionally, management is not aware of any concentrations of loans to classes of borrowers or industries that would be similarly affected by economic conditions except for loans secured by residential and commercial real estate and commercial and industrial non-real estate loans. These concentrations of residential and commercial real estate loans and commercial and industrial non-real estate loans totaled $314,093,000 and $84,568,000, respectively, at December 31, 2008, representing 911.73% and 245.48%, respectively, of total equity and 73.97% and 19.92%, respectively, of net loans receivable.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *continued*

Concentrations of Credit Risk *(continued)* - In addition to monitoring potential concentrations of loans to particular borrowers or groups of borrowers, industries and geographic regions, management monitors exposure to credit risk from concentrations of lending products and practices such as loans that subject borrowers to substantial payment increases (e.g. principal deferral periods, loans with initial interest-only periods, etc.), and loans with high loan-to-value ratios. Management has determined that there is no concentration of credit risk associated with its lending policies or practices. Additionally, there are industry practices that could subject the Company to increased credit risk should economic conditions change over the course of a loan's life. For example, the Company makes variable rate loans and fixed rate principal-amortizing loans with maturities prior to the loan being fully paid (i.e. balloon payment loans). These loans are underwritten and monitored to manage the associated risks. Therefore, management believes that these particular practices do not subject the Company to unusual credit risk.

The Company's investment portfolio consists principally of obligations of the United States, its agencies or its corporations and general obligation municipal securities. In the opinion of management, there is no concentration of credit risk in its investment portfolio. The Company places its deposits and correspondent accounts with and sells its federal funds to high quality institutions. Management believes credit risk associated with correspondent accounts is not significant.

Allowance for Loan Losses - Management believes that the allowance is adequate to absorb inherent losses in the loan portfolio; however, assessing the adequacy of the allowance is a process that requires considerable judgment. Management's judgments are based on numerous assumptions about current events, which management believes to be reasonable, but which may or may not be valid. Thus there can be no assurance that loan losses in future periods will not exceed the current allowance amount or that future increases in the allowance will not be required. No assurance can be given that management's ongoing evaluation of the loan portfolio in light of changing economic conditions and other relevant circumstances will not require significant future additions to the allowance, thus adversely affecting the operating results of the Company.

The allowance is subject to examination by regulatory agencies, which may consider such factors as the methodology used to determine adequacy and the size of the allowance relative to that of peer institutions, and other adequacy tests. In addition, such regulatory agencies could require the Company to adjust its allowance based on information available to them at their examination.

The methodology used to determine the reserve for unfounded lending commitments, which is included in other liabilities, is inherently similar to that used to determine the allowance for loan losses adjusted for factors specific to binding commitments, including the probability of funding and historical loss ratio.

Premises, Furniture and Equipment - Premises, furniture and equipment are stated at cost less accumulated depreciation. The provision for depreciation is computed by the straight-line method. Rates of depreciation are generally based on the following estimated useful lives: buildings - 40 years; furniture and equipment - 3 to 25 years. The cost of assets sold or otherwise disposed of and the related accumulated depreciation is eliminated from the accounts, and the resulting gains or losses are reflected in the income statement.

Maintenance and repairs are charged to current expense as incurred, and the costs of major renewals and improvements are capitalized.

Other Real Estate Owned - Other real estate owned includes real estate acquired through foreclosure. Other real estate owned is initially recorded at the lower of cost (principal balance of the former loan plus costs of improvements) or fair value, less estimated costs to sell.

Any write-downs at the dates of acquisition are charged to the allowance for loan losses. Expenses to maintain such assets, subsequent write-downs, and gains and losses on disposal are included in other expenses.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *continued*

Derivative Financial Instruments - The Company has entered into certain interest rate swap agreements which are derivative financial instruments ("derivatives"). The derivatives are recognized as other assets on the balance sheet at their fair value. On the date the derivative contract is entered into, the Company designates the derivative as a hedge of fair value of a recognized asset or liability ("fair value hedge"). Changes in the fair value of a derivative that is highly effective as - and that is designated and qualifies - as a fair value hedge, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk, are recorded in current-period earnings.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking hedged transactions. This process includes linking all derivatives that are designated as fair value hedges to specific assets and liabilities on the balance sheet. The derivatives in which the Company is a counterparty qualify for the "shortcut" method of assessing the ongoing effectiveness of its hedging relationship with the underlying hedged item. The Company discontinues hedge accounting prospectively when (1) the derivative expires or is sold, terminated, or exercised; (2) management determines that designation of the derivative as a hedge instrument is no longer appropriate; or (3) the underlying hedged item is liquidated. When hedge accounting is discontinued, the derivative is carried at its fair value on the balance sheet, with changes in its fair value recognized in current-period earnings.

Income and Expense Recognition - The accrual method of accounting is used for all significant categories of income and expense. Immaterial amounts of insurance commissions and other miscellaneous fees are reported when received.

Income Taxes - Amounts provided for income taxes are based on income reported for financial statement purposes. Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management has determined that it is more likely than not that the entire deferred tax asset at December 31, 2008, will be realized, and accordingly, has not established a valuation allowance. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Advertising Expense - Advertising and public relations costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent. Advertising and public relations costs of $449,000 and $491,000, were included in the Company's results of operations for 2008 and 2007, respectively.

Net Income Per Share - Basic income per share is calculated by dividing net income by the weighted-average number of shares outstanding during the year. Diluted net income per share is computed based on net income divided by the weighted average number of common and potential common shares. Retroactive recognition has been given for the effects of all stock dividends and splits in computing the weighted-average number of shares. The only potential common share equivalents are those related to stock options and restricted stock awards. Stock options which are anti-dilutive are excluded from the calculation of diluted net income per share.

Stock-Based Compensation - On January 1, 2006, the Company adopted the fair value recognition provisions of Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 123(R), *Share-Based Payment*, to account for compensation costs under its stock option plans.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *continued*

Comprehensive Income - Accounting principles generally require recognized income, expenses, gains, and losses to be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

The components of other comprehensive income and related tax effects are as follows:

	Years Ended December 31,	
(Dollars in thousands)	2008	2007
Unrealized gains on securities available-for-sale	$ 2,191	$ 570
Reclassification adjustment for (gains) losses realized in net income	(439)	92
Net unrealized losses on securities	1,752	662
Tax effect	(648)	(245)
Net-of-tax amount	$ 1,104	$ 417

Statements of Cash Flows - For purposes of reporting cash flows, the Company considers certain highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents include amounts due from banks, federal funds sold, and time deposits with other banks with maturities of three months or less.

The following summarizes supplemental cash flow information:

	Years ended December 31,	
(Dollars in thousands)	2008	2007
Cash paid for interest	$ 13,414	$ 14,012
Cash paid for income taxes	1,344	1,232
Supplemental noncash investing and financing activities:		
Foreclosures on loans	2,639	338

Off-Balance-Sheet Financial Instruments - In the ordinary course of business, the Company enters into off-balance-sheet financial instruments consisting of commitments to extend credit and letters of credit. These financial instruments are recorded in the financial statements when they become payable by the customer.

Recently Issued Accounting Pronouncements – The following is a summary of recent authoritative pronouncements that affect accounting, reporting, and disclosure of financial information by the Company.

In December 2007, the Financial Accounting Standards Board *("FASB")* issued Statement of Financial Accounting Standard *("SFAS")* No. 141(R), "Business Combinations," ("SFAS 141(R)") which replaces SFAS 141. SFAS 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective for acquisitions by the Company taking place on or after January 1, 2009. Early adoption is prohibited. Accordingly, a calendar year-end company is required to record and disclose business combinations following existing accounting guidance until January 1, 2009. The Company will assess the impact of SFAS 141(R) if and when a future acquisition occurs.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *continued*

Also, in December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51," ("SFAS 160"). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Before this statement, limited guidance existed for reporting noncontrolling interests (minority interest). As a result, diversity in practice exists. In some cases minority interest is reported as a liability and in others it is reported in the mezzanine section between liabilities and equity. Specifically, SFAS 160 requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financials statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interests. SFAS 160 was effective for the Company on January 1, 2009. The Company has determined that SFAS 160 will have no impact on the Company's financial position, results of operations or cash flows.

In February 2008, the FASB issued FASB Staff Position No. 140-3, "Accounting for Transfers of Financial Assets and Repurchase Financing Transactions," ("FSP 140-3"). This FSP provides guidance on accounting for a transfer of a financial asset and the transferor's repurchase financing of the asset. This FSP presumes that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (linked transaction) under SFAS 140. However, if certain criteria are met, the initial transfer and repurchase financing are not evaluated as a linked transaction and are evaluated separately under SFAS 140. FSP 140-3 was effective for the Company on January 1, 2009. The adoption of FSP 140-3 will have no impact on the Company's financial position, results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities," ("SFAS 161"). SFAS 161 requires enhanced disclosures about an entity's derivative and hedging activities, thereby improving the transparency of financial reporting. It is intended to enhance the current disclosure framework in SFAS 133 by requiring that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. This disclosure is intended to convey the purpose of derivative use in terms of the risks that the entity is intending to manage. SFAS 161 was effective for the Company on January 1, 2009 and will result in additional disclosures.

In April 2008, the FASB issued FASB Staff Position No. 142-3, "Determination of the Useful Life of Intangible Assets," ("FSP 142-3"). This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets," ("SFAS 142"). The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R) and other U.S. generally accepted accounting principles. This FSP was effective for the Company on January 1, 2009 and is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

In May, 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles," ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). SFAS 162 is effective November 15, 2008. The FASB has stated that it does not expect SFAS 162 will result in a change in current practice. The application of SFAS 162 had no effect on the Company's financial position, results of operations or cash flows.

In June, 2008, the FASB issued FASB Staff Position No. EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities," ("FSP EITF 03-6-1"). The Staff Position provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *continued*

equivalents are participating securities and must be included in the earnings per share computation. FSP EITF 03-6-1 was effective January 1, 2009 and is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

The SEC's Office of the Chief Accountant and the staff of the FASB issued press release 2008-234 on September 30, 2008 ("Press Release") to provide clarifications on fair value accounting. The Press Release includes guidance on the use of management's internal assumptions and the use of "market" quotes. It also reiterates the factors in SEC Staff Accounting Bulletin ("SAB") Topic 5M which should be considered when determining other-than-temporary impairment: the length of time and extent to which the market value has been less than cost; financial condition and near-term prospects of the issuer; and the intent and ability of the holder to retain its investment for a period of time sufficient to allow for any anticipated recovery in market value.

On October 10, 2008, the FASB issued FSP SFAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP SFAS 157-3"). This FSP clarifies the application of SFAS No. 157, "Fair Value Measurements" (see Note 22) in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active. The FSP is effective upon issuance, including prior periods for which financial statements have not been issued. For the Company, this FSP was effective for the quarter ended September 30, 2008.

FSP SFAS 140-4 and FIN 46(R)-8, "Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities," ("FSP SFAS 140-4 and FIN 46(R)-8") was issued in December 2008 to require public entities to disclose additional information about transfers of financial assets and to require public enterprises to provide additional disclosures about their involvement with variable interest entities. The FSP also requires certain disclosures for public enterprises that are sponsors and servicers of qualifying special purpose entities. The FSP is effective for the first reporting period ending after December 15, 2008. The Company does not sponsor special purpose entities to transfer financial assets and, therefore, this FSP will have no impact on the financial position of the Company.

FSP EITF 99-20-1, "Amendments to the Impairment Guidance of EIFT Issue No. 99-20," ("FSP EITF 99-20-1") was issued in January 2009. Prior to the Staff Position, other-than-temporary impairment was determined by using either EITF Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests that Continue to be Held by a Transferor in Securitized Financial Assets," ("EITF 99-20") or SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," ("SFAS 115") depending on the type of security. EITF 99-20 required the use of market participant assumptions regarding future cash flows regarding the probability of collecting all cash flows previously projected. SFAS 115 determined impairment to be other than temporary if it was probable that the holder would be unable to collect all amounts due according to the contractual terms. To achieve a more consistent determination of other-than-temporary impairment, the Staff Position amends EITF 99-20 to determine any other-than-temporary impairment based on the guidance in SFAS 115, allowing management to use more judgment in determining any other-than-temporary impairment. The Staff Position is effective for interim and annual reporting periods ending after December 15, 2008 and shall be applied prospectively.

The Company considered the guidance in the Press Release, FSP SFAS 157-3 and FSP EITF 99-20-1when conducting its review for other-than-temporary impairment as of December 31, 2008 as discussed in Note 3.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Risks and Uncertainties - In the normal course of its business, the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different basis, than its interest-earning assets. Credit risk is the risk of default on the Company's loan portfolio that results from borrower's inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions from the regulators' judgments based on information available to them at the time of their examination.

Additionally, the Company is subject to certain regulations due to our participation in the Capital Purchase Program. Pursuant to the terms of the CPP Purchase Agreement between us and the Treasury, we adopted certain standards for executive compensation and corporate governance for the period during which the Treasury holds the equity issued pursuant to the CPP Purchase Agreement, including the common stock which may be issued pursuant to the CPP Warrant. These standards generally apply to our Chief Executive Officer, Chief Financial Officer and the three next most highly compensated senior executive officers. The standards include (1) ensuring that incentive compensation for senior executives does not encourage unnecessary and excessive risks that threaten the value of the financial institution; (2) required clawback of any bonus or incentive compensation paid to a senior executive based on statements of earnings, gains or other criteria that are later proven to be materially inaccurate; (3) prohibition on making golden parachute payments to senior executives; and (4) agreement not to deduct for tax purposes executive compensation in excess of $500,000 for each senior executive. In particular, the change to the deductibility limit on executive compensation will likely increase the overall cost of our compensation programs in future periods and may make it more difficult to attract suitable candidates to serve as executive officers.

Legislation that has been adopted after we closed on our sale of Series T Preferred Stock and warrants to the Treasury for $12.9 million pursuant to the Capital Purchase Program on March 6, 2009, or any legislation or regulations that may be implemented in the future, may have a material impact on the terms of our Capital Purchase Program transaction with the Treasury. If we determine that any such legislation or any regulations, in whole or in part, alter the terms of our Capital Purchase Program transaction with the Treasury in ways that we believe are adverse to our ability to effectively manage our business, then it is possible that we may seek to unwind, in whole or in part, the Capital Purchase Program transaction by repurchasing some or all of the preferred stock and warrants that we sold to the Treasury pursuant to the Capital Purchase Program. If we were to repurchase all or a portion of such preferred stock or warrants, then our capital levels could be materially reduced.

Reclassifications - Certain captions and amounts in the 2007 financial statements were reclassified to conform with the 2008 presentation.

NOTE 2 - CASH AND DUE FROM BANKS

The Bank is required by regulation to maintain an average cash reserve balance based on a percentage of deposits. At December 31, 2008 and 2007, the requirements were satisfied by amounts on deposit with the Federal Reserve Bank and cash on hand.

NOTE 3 - INVESTMENT SECURITIES

Securities available-for-sale consisted of the following:

(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2008				
Government-sponsored enterprises	$ 18,953	$ 363	$ -	$ 19,316
Mortgage-backed securities	138,682	2,374	1,048	140,008
Obligations of state and local governments	7,613	157	102	7,668
Total	**$ 165,248**	**$ 2,894**	**$ 1,150**	**$ 166,992**
December 31, 2007				
Government-sponsored enterprises	$ 20,208	$ 246	$ 7	$ 20,447
Mortgage-backed securities	21,650	60	278	21,432
Obligations of state and local governments	7,760	44	74	7,730
Total	**$ 49,618**	**$ 350**	**$ 359**	**$ 49,609**

The following is a summary of maturities of securities available-for-sale as of December 31, 2008. The amortized cost and estimated fair values are based on the contractual maturity dates. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.

(Dollars in thousands)	Securities Available-For-Sale Amortized Cost	Securities Available-For-Sale Estimated Fair Value
Due in less than one year	$ 157	$ 158
Due after one year but within five years	4,337	4,395
Due after five years but within ten years	22,862	22,817
Due after ten years	137,892	139,622
Total	**$ 165,248**	**$ 166,992**

NOTE 3 - INVESTMENT SECURITIES - *continued*

The following table shows gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position, at:

Securities Available for Sale

	December 31, 2008					
	Less than twelve months		Twelve months or more		Total	
(Dollars in thousands)	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Government-sponsored enterprises	$ -	$ -	$ -	$ -	$ -	$ -
Mortgage-backed securities	25,080	1,036	1,741	12	26,821	1,048
Obligations of state and local governments	403	3	1,401	99	1,804	102
Total	$ 25,483	$ 1,039	$ 3,142	$ 111	$ 28,625	$ 1,150

	December 31, 2007					
	Less than twelve months		Twelve months or more		Total	
(Dollars in thousands)	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Government-sponsored enterprises	$ 4,724	$ 7	$ -	$ -	$ 4,724	$ 7
Mortgage-backed securities	-	-	15,301	278	15,301	278
Obligations of state and local governments	606	1	1,829	73	2,435	74
Total	$ 5,330	$ 8	$ 17,130	$ 351	$ 22,460	$ 359

Management evaluates its investment portfolio periodically to identify any impairment that is other than temporary. At December 31, 2008, the Company had seventeen individual securities, or 17.15% of the security portfolio, that have been in an unrealized loss position for more than twelve months. Management believes these losses are temporary and are a result of the current interest rate environment.

At December 31, 2008 and 2007, investment securities with a book value of $112,682,000 and $46,951,000, respectively, and a market value of $114,891,000 and $46,966,000, respectively, were pledged to secure deposits.

Gross realized losses and gains on sales of available-for-sale securities in 2008 were $2,000 and $441,000, respectively.

NOTE 4 - LOANS RECEIVABLE

Loans consisted of the following:

	December 31,	
(Dollars in thousands)	2008	2007
Real estate - construction and land development	$ 60,643	$ 59,084
Real estate - mortgage and commercial	253,450	201,448
Agricultural	7,613	7,221
Commercial and industrial	84,568	64,019
Consumer	19,655	18,535
All other loans (including overdrafts)	3,109	1,899
Total gross loans	$ 429,038	$ 352,206

NOTE 4 - LOANS RECEIVABLE – *continued*

Certain parties (principally certain directors and officers of the Company, their immediate families, and business interests) were loan customers and had other transactions in the normal course of business with the Company. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. The aggregate dollar amounts of loans to related parties were $16,957,000 and $13,790,000 at December 31, 2008 and 2007, respectively. During 2008, advances on related party loans totaled $6,309,000, and repayments were $3,142,000.

Transactions in the allowance for loan losses are summarized below:

(Dollars in thousands)	Years Ended December 31, 2008	2007
Balance, beginning of year	$ 3,535	$ 2,718
Provision charged to operations	1,754	985
Recoveries on loans previously charged off	379	51
Loans charged off	(1,252)	(219)
Balance, end of year	$ 4,416	$ 3,535

Loans on the Company's problem loan watch list are considered potentially impaired loans. These loans are evaluated in determining whether all outstanding principal and interest are expected to be collected. Loans are not considered impaired if a minimal delay occurs and all amounts due, including accrued interest at the contractual interest rate for the period of the delay, are expected to be collected.

As of December 31, 2008 and 2007, the Company had nonaccrual loans of approximately $9,040,000 and $2,696,000, respectively. These loans comprise a substantial majority of loans classified as impaired. At December 31, 2006, the Company had a loan secured by commercial real estate that was contractually past due 90 days or more and still accruing interest of $1,714,000, for which impairment had not been recognized. This loan was repaid in full on January 9, 2007 through the liquidation of a portion of the Bank's collateral. At December 31, 2008, the Company did not have any loans that were contractually past due 90 days or more and still accruing interest. The additional interest income, which would have been recognized into earnings if the Company's nonaccrual loans had been current in accordance with their original terms, was $391,000 and $267,000 during 2008 and 2007, respectively. Average impaired loans as of December 31, 2008 and 2007 were $5,131,000 and $1,195,000, respectively.

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The fair value of standby letters of credit is insignificant.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counter-party.

NOTE 4 - LOANS RECEIVABLE – *continued*

Collateral held for commitments to extend credit and standby letters of credit varies but may include accounts receivable, inventory, property, plant, equipment, and income-producing commercial properties. The following table summarizes the Company's off-balance-sheet financial instruments whose contract amounts represent credit risk:

(Dollars in thousands)	December 31, 2008	December 31, 2007
Commitments to extend credit	$ 61,918	$ 66,575
Standby letters of credit	1,478	761

NOTE 5 - PREMISES, FURNITURE AND EQUIPMENT

Premises, furniture and equipment consisted of the following:

(Dollars in thousands)	December 31, 2008	December 31, 2007
Land	$ 7,099	$ 4,219
Buildings and land improvements	10,567	7,931
Furniture and equipment	5,966	5,579
Leasehold improvements	65	58
Construction in progress	972	3,073
	24,669	20,860
Less accumulated depreciation	(5,613)	(4,809)
Premises, furniture and equipment, net	$ 19,056	$ 16,051

Depreciation expense for the years ended December 31, 2008 and 2007 was $874,000 and $728,000, respectively.

The Company had $100 and $91,000 in capitalized interest during construction in 2008 and 2007, respectively.

In 2006 the Company purchased a 5-acre lot of land in the Loris Commerce Center in Loris, S.C. to begin construction of a new Operations Center on this site in 2009 in order to accommodate its executive offices and all support services in this new facility. The amounts shown as construction in progress for the years ended December 31, 2008 reflect the Company's investment in this property. The Company expects to complete all phases of the construction process during the fourth quarter of 2009 and at that time allocate the balance in construction in progress among land, buildings and land improvements, furniture and fixtures and equipment. The estimated cost to complete the construction of the Operations Center is expected to be $4,000,000.

NOTE 6 - OTHER ASSETS

Other assets consisted of the following:

(Dollars in thousands)	December 31, 2008	December 31, 2007
Other real estate owned	2,965	338
Prepaid expenses and insurance	426	491
Unamortized software	221	143
Net deferred tax asset	975	768
Other	1,246	899
Total	$ 5,833	$ 2,639

NOTE 7 - DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company maintains an overall interest-rate risk-management strategy that incorporates the use of derivatives to minimize significant unplanned fluctuations in earnings that are caused by interest-rate volatility. As part of this strategy, the Company entered certain interest rate swap agreements, which remain in place. Such interest rate swaps are derivative financial instruments ("derivatives"). Interest rate swaps generally involve the exchange of fixed and variable rate interest payments between two parties, based on a common notional amount and maturity date. The Company's goal is to manage interest-rate sensitivity by modifying the repricing or maturity characteristics of specific balance-sheet assets and liabilities so that the net-interest margin is not, on a material basis, adversely affected by movements in interest rates. The interest-rate swaps entered by the Company converted certain nonprepayable fixed rate long term debt to floating rates. As a result of interest-rate fluctuations, hedged assets and liabilities will appreciate or depreciate in market value. The effect of this unrealized appreciation or depreciation will generally be offset by income or loss on the derivatives that are linked to the hedged assets and liabilities. The Company views this strategy as a prudent management of interest-rate sensitivity, such that earnings are not exposed to undue risk presented by changes in interest rates.

By using derivative instruments, the Company is exposed to credit and market risk. If the counterparty fails to perform, credit risk is equal to the extent of the fair-value gain in a derivative. When the fair value of a derivative contract is positive, this generally indicates that the counterparty owes the Company, and, therefore, creates a repayment risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, it has no repayment risk. The Company minimizes the credit (or repayment) risk in derivative instruments by entering into transactions with high-quality counterparties that are reviewed by the Company's credit committee.

Market risk is the adverse effect that a change in interest rates, currency, or implied volatility rates has on the value of a financial instrument. The Company manages the market risk associated with interest rate swap contracts by establishing and monitoring limits as to the types and degree of risk that may be undertaken. The Company periodically measures this risk by using a value-at-risk methodology.

The Company's derivatives activities are monitored by its risk-management committee as part of that committee's oversight of the Company's asset/liability and treasury functions. The Company's asset/liability committee is responsible for implementing various hedging strategies that are developed through its analysis of data from financial simulation models and other internal and industry sources. The resulting hedging strategies are then incorporated into the Company's overall interest-rate risk-management and trading strategies.

The interest rate swap agreements provide for the Company to make payments at a variable rate determined by a specified index (three month LIBOR) in exchange for receiving payments at a fixed rate of 3.4%. During 2008 and 2007, the Company recognized $56,000 and $273,000, respectively, as an increase in interest expense on Federal Home Loan Bank Advances as a result of its interest rate swaps.

At December 31, 2008 and 2007, the information pertaining to outstanding interest rate swap agreements used to hedge fixed rate debt is as follows:

(Dollars in thousands)	2008	2007
Notional amount	$ 14,600	$ 14,600
Weighted average fixed (receive) rate	3.43%	3.43%
Weighted average variable (pay) rate	3.28%	5.40%
Weighted average maturity in years	1.6	2.6
Unrealized gain(loss) relating to interest rate swaps	$ 83	$ (339)

At December 31, 2008 and 2007, the unrealized gain(loss) of $83,000 and ($339,000), respectively, related to interest rate swaps were recorded in derivative assets and other liabilities at the same amount.

NOTE 7 - DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES - *continued*

Risk management results for the year ended December 31, 2008 and 2007 related to the balance sheet hedging of long-term debt indicate that the hedges were 100% effective and that there was no component of the derivative instruments' gain or loss which was excluded from the assessment of hedge effectiveness.

NOTE 8 - NOTE PAYABLE

On September 25, 2008 the Company entered into a line of credit agreement with South Carolina Bank & Trust to borrow up to $5,000,000. At December 31, 2008 the balance extended under the agreement was $4,500,000. On March 6, 2009 all principal and interest was repaid. The line of credit agreement expires on September 25, 2009.

NOTE 9 - DEPOSITS

At December 31, 2008, the scheduled maturities of time deposits were as follows:

(Dollars in thousands)

Maturing In	**Amount**
2009	$ 271,767
2010	31,859
2011	2,115
2012	690
2013 and thereafter	2,138
Total	$ 308,569

Overdrawn transaction accounts in the amount of $161,000 and $157,000 were classified as loans as of December 31, 2008 and 2007, respectively.

Deposits by directors including their affiliates and executive officers totaled approximately $4,568,000 and $2,766,000 at December 31, 2008 and 2007, respectively.

NOTE 10 - ADVANCES FROM THE FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank consisted of the following:

(Dollars in thousands) **Advances maturing on:**	**Interest Rate**	**December 31, 2008**	**December 31, 2007**
March 11, 2008 (converted to fixed rate)	3.09%	$ -	$ 5,000
December 8, 2008 (converted to fixed rate)	3.87%	-	1,700
April 2, 2009	0.46%	8,400	-
March 1, 2010	5.92%	5,000	5,000
May 24, 2010	6.49%	4,600	4,600
October 15, 2010	4.59%	5,000	5,000
March 22, 2011	1.53%	5,000	5,000
January, 17, 2012	4.55%	5,000	5,000
July 23, 2012	3.81%	5,000	5,000
September 4, 2012	4.42%	5,000	5,000
September 7, 2012	4.05%	1,000	1,000
January 30, 2013	3.36%	-	5,000
October 18, 2013	2.63%	5,000	-
December 8, 2014	3.24%	5,000	5,000
January 26, 2015	2.73%	2,000	-
March 19, 2015	2.66%	4,000	-
August 20, 2018	3.44%	5,000	-
September 4, 2018	3.60%	2,000	-
September 4, 2018	3.32%	5,000	-
September 10, 2018	3.25%	5,000	-
September 10, 2018	3.45%	5,000	-
September 18, 2018	2.95%	5,000	-
October 10, 2018	2.63%	5,000	-
Total		$ 92,000	$ 52,300

Interest is payable quarterly, except for advance dated October 18, 2013, which is payable monthly. Initially all advances bear interest at a fixed rate; except for advance dated April 2, 2009 for $8,400,000, which is a variable rate advance; however, at a certain date for each of the advances, at the Federal Home Loan Bank's option, the rates can be converted to floating, except for advance dated October 18, 2013 for $5,000,000, which is a fixed rate advance. Also on these dates the Federal Home Loan Bank has the option to call the advances. As of December 31, 2008, $14,600,000 were fixed rate credits; $59,000,000 were convertible advances; $10,000,000 were adjustable rate credits; and $8,400,000 were daily credits.

As of December 31, 2008, scheduled principal reductions include $8,400,000 in 2009, $14,600,000 in 2010, $5,000,000 in 2011, $16,000,000 in 2012, and $48,000,000 in the years thereafter.

As collateral, the Company has pledged its portfolio of first mortgage one-to-four family residential loans aggregating $28,568,000 at December 31, 2008, as well as half of its commercial real estate loan portfolio, totaling $2,579,000 at December 31, 2008. Also, the Company has pledged half of its portfolio of HELOCS and second mortgage loans totaling $7,824,000, and its investment in Federal Home Loan Bank stock with a carrying value of $4,928,000. The Company also has pledged securities with a market value of $57,111,000 against its FHLB borrowings. The Company has $4,905,000 in excess with the Federal Home Loan Bank that is available if liquidity needs should arise.

As discussed in Note 7, the Company has entered into interest rate swap agreements associated with Federal Home Loan Bank advances maturing on March 1, 2010, May 24, 2010 and March 22, 2011. The interest rate swaps effectively converted the fixed interest rates on the advances to a variable rate. The variable rate of the swap payable was 3.20% at December 31, 2008 and is based on the three month LIBOR index.

NOTE 11 - JUNIOR SUBORDINATED DEBENTURES

On December 21, 2004, HCSB Financial Trust I, (a non-consolidated subsidiary) issued $6.0 million floating rate trust preferred securities with a maturity of December 31, 2034. The rate is adjusted quarterly and was 5.17% at December 31, 2008. In accordance with the revised FIN 46, the trust has not been consolidated in these financial statements. The Company received from the Trust the $6.0 million proceeds from the issuance of the securities and the $186,000 initial proceeds from the capital investment in the Trust, and accordingly has shown the funds due to the trust as a $6,186,000 junior subordinated debenture. The current regulatory rules allow certain amounts of junior subordinated debentures to be included in the calculation of regulatory capital. The debenture issuance costs, net of accumulated amortization, totaled $95,000 at December 31, 2008 and is included in other assets on the consolidated balance sheet. Amortization of debt issuance costs totaled $3,667 for each of the years ended December 31, 2008 and 2007.

The Company invested $5,880,000 in the Company's wholly-owned subsidiary, Horry County State Bank. The remaining balance is being maintained by the Company to fund operations.

NOTE 12 - LEASE COMMITMENTS

On January 1, 2008, the Company renewed a lease agreement for land on which to operate its Tabor City branch. The lease has a five-year term that expires December 31, 2012. The Company has an option for nine additional five-year renewal periods thereafter. The lease has a rental amount of $1,000 per month through December 31, 2012. The lease gives the Company the first right of refusal to purchase the property at an unimproved value if the owners decide to sell. The Company also pays applicable property taxes on the property.

On April 23, 2007, the Company entered into an annual lease agreement for office space located at The Plaza at Gator Hole in North Myrtle Beach, South Carolina. The term of this lease is two years with an option to renew the lease for an additional one-year term. The monthly rental amount is $4,666.67. The leased premises are being used to operate a bank branch location.

Expected future minimum lease payments as of December 31, 2008 are as follows:

(Dollars in thousands)	Amount
2009	$ 31,229
2010	12,563
2011	12,563
2012	12,563
Total	$ 68,918

NOTE 13 - COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company may, from time to time, become a party to legal claims and disputes. At December 31, 2008 management was not aware of any pending or threatened litigation or unasserted claims that could result in losses, if any, that would be material to the financial statements. On January 1, 2008 the Company entered into two new lease agreements. The details for these leases are disclosed in Note 12 – Lease Commitments.

NOTE 14 - SHAREHOLDERS' EQUITY

Stock Dividends - In January 2008, the Board of Directors declared a 3.0% stock dividend payable on February 15, 2008, to shareholders of record on February 5, 2008. As a result of the dividend, 106,114 shares were issued. In January 2009, the Board of Directors declared a 3% stock dividend payable on February 20, 2009, to shareholders of record on February 6, 2009. As a result of the dividend, 110,338 shares were issued. All share and per share amounts have been adjusted to reflect these dividends.

NOTE 14 - SHAREHOLDERS' EQUITY-*continued*

Restrictions on Dividends - South Carolina banking regulations restrict the amount of dividends that can be paid to shareholders. All of the Bank's dividends to HCSB Financial Corporation and Subsidiary are payable only from the undivided profits of the Bank. At December 31, 2008 the Bank's undivided profits were $18,151,640. The Bank is authorized to pay cash dividends up to 100% of net income in any calendar year without obtaining the prior approval of the Commissioner of Banking provided that the Bank received a composite rating of one or two at the last Federal or State regulatory examination. Under Federal Reserve Board regulations, the amounts of loans or advances from the Bank to the parent company are also restricted.

NOTE 15 - CAPITAL REQUIREMENTS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk-weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum ratios (set forth in the table below) of Tier 1 and total capital as a percentage of assets and off-balance-sheet exposures, adjusted for risk-weights ranging from 0% to 100%. Tier 1 capital of the Bank consists of common shareholders' equity, excluding the unrealized gain or loss on securities available for sale, minus certain intangible assets. Tier 2 capital consists of the allowance for loan losses subject to certain limitations. Total capital for purposes of computing the capital ratios consists of the sum of Tier 1 and Tier 2 capital.

The Company and the Bank are also required to maintain capital at a minimum level based on quarterly average assets (as defined), which is known as the leverage ratio. Only the strongest institutions are allowed to maintain capital at the minimum requirement of 3%. All others are subject to maintaining ratios 1% to 2% above the minimum.

As of the most recent regulatory examination, the Bank was deemed well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events that management believes have changed the Company's or the Bank's categories.

NOTE 15 - CAPITAL REQUIREMENTS - *continued*

The following table summarizes the capital ratios and the regulatory minimum requirements for the Company and the Bank.

					To Be Well-Capitalized Under	
			Minimum Requirement			
	Actual		For Capital Adequacy Purposes		Prompt Corrective Action Provisions	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2008						
The Company						
Total capital (to risk-weighted assets)	$ 43,768	9.55%	36,652	8.00%	N/A	N/A
Tier 1 capital (to risk-weighted assets)	39,352	8.59%	18,326	4.00%	N/A	N/A
Tier 1 capital (to average assets)	39,352	7.41%	21,251	4.00%	N/A	N/A
The Bank						
Total capital (to risk-weighted assets)	$ 47,130	10.31%	36,553	8.00%	45,692	10.00%
Tier 1 capital (to risk-weighted assets)	42,714	9.35%	18,277	4.00%	27,415	6.00%
Tier 1 capital (to average assets)	42,714	6.86%	24,898	4.00%	31,122	5.00%
December 31, 2007						
The Company						
Total capital (to risk-weighted assets)	$ 40,524	11.22%	$ 28,884	8.00%	N/A	N/A
Tier 1 capital (to risk-weighted assets)	36,989	10.24%	14,442	4.00%	N/A	N/A
Tier 1 capital (to average assets)	36,989	9.38%	15,768	4.00%	N/A	N/A
The Bank						
Total capital (to risk-weighted assets)	$ 39,634	11.00%	$ 28,828	8.00%	$ 36,035	10.00%
Tier 1 capital (to risk-weighted assets)	36,100	10.02%	14,414	4.00%	21,621	6.00%
Tier 1 capital (to average assets)	36,100	8.55%	16,883	4.00%	21,103	5.00%

NOTE 16 - RETIREMENT AND BENEFITS

Trusteed Retirement Savings Plan - The Bank has a trustee retirement savings plan which provides retirement benefits to substantially all officers and employees who meet certain age and service requirements. The plan includes a "salary reduction" feature pursuant to Section 401(k) of the Internal Revenue Code. Under the plan and present policies, participants are permitted to contribute up to 15% of their annual compensation. At its discretion, the Bank can make matching contributions up to 4% of the participants' compensation. The Company charged $233,000 and $183,000 to earnings for the retirement savings plan in 2008 and 2007, respectively.

Directors Deferred Compensation Plan - The Company has a deferred compensation plan whereby directors may elect to defer the payment of their fees. Under the terms of the plan, the Company accrues an expense equal to the amount deferred plus an interest component based on the prime rate of interest at the beginning of each year. The Company has also purchased life insurance contracts on each of the participating directors. At December 31, 2008 and 2007, $912,000 and $787,000, respectively, of directors' fees were deferred and are included in other liabilities.

NOTE 16 - RETIREMENT AND BENEFITS - *continued*

Performance Compensation for Incentive Plan - The Company implemented an employee bonus program in 2003 which it refers to as its Performance Compensation Plan. The plan pays employees based on a schedule of key performance indicators they are required to meet in order to be rewarded. The plan accrues for its employee bonuses based on a percentage of each employee's annual salary. The plan has a fiscal year ending on December 31, and pays out on January 30 of the following year. The Company charged $40,000 and $167,000 to earnings for the stakeholder plan in 2008 and 2007, respectively.

NOTE 17 - EARNINGS PER SHARE

Earnings per share - basic is computed by dividing net income by the weighted average number of common shares outstanding. Earnings per share - diluted is computed by dividing net income by the weighted average number of common shares outstanding and dilutive common share equivalents using the treasury stock method. Dilutive common share equivalents include common shares issuable upon exercise of outstanding stock options. All share amounts have been adjusted for stock splits and dividends.

(Dollars in thousands, except per share amounts)	Years ended December 31, 2008	2007
Basic earnings per share:		
Net income available to common shareholders	$ 2,244	$ 2,040
Average common shares outstanding - basic	3,788,296	3,787,791
Basic earnings per share	$ 0.59	$ 0.53
Diluted earnings per share:		
Net income available to common shareholders	$ 2,244	$ 2,040
Average common shares outstanding - basic	3,788,296	3,787,791
Incremental shares from assumed conversion of stock options and restricted stock awards	40,765	28,291
Average common shares outstanding - diluted	3,829,061	3,816,082
Diluted earnings per share	$ 0.59	$ 0.53

NOTE 18 - STOCK COMPENSATION PLAN

In 2004, upon shareholder approval, the Company adopted an Omnibus Stock Ownership and Long Term Incentive Plan (the "Stock Plan"). The Stock Plan authorizes the grant of options and awards of restricted stock to certain of our employees for up to 400,000 shares of the Company's common stock from time to time during the term of the Stock Plan, subject to adjustments upon change in capitalization. The Stock Plan is administered by the Compensation Committee of the Board of Directors of the Company.

NOTE 18 - STOCK COMPENSATION PLAN - *continued*

Options granted under the Stock Plan are incentive stock options, and they are vested over a five year period with none vesting at the time of the grant. All unexercised incentive stock options expire ten years after the date of the grant. A summary of the Company's incentive stock options as of December 31, 2008 and 2007 is as follows *(with adjustments for the 3% stock dividend and the 2-for1stock split for each period):*

	2008		2007	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	71,676	$ 13.97	72,984	$ 14.06
Granted	-	-	-	
Exercised	-	-	(1,308)	13.44
Forfeited	-	-	-	
Outstanding at end of year	71,676	$ 13.97	71,676	$ 13.97

The Company had no options exercised during 2008.

Restricted stock awards included in the Stock Plan vest after the first three consecutive periods during which the Bank's return on average assets (ROAA) averages 1.15%. At December 31, 2008 and 2007, none of the restricted stock had vested; therefore, no compensation expense related to the vesting was recognized. All ungranted restricted stock awards expire. A summary of the Company's restricted stock awards as of December 31, 2008 and 2007 is as follows *(with adjustments for3% stock dividends and the 2-for-1 stock split for each period):*

	2008		2007	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	48,867	$ 14.40	49,012	$ 14.40
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	-	-	-	
Outstanding at end of year	48,867	$ 14.40	49,012	$ 14.40

The following table summarizes information about stock options outstanding under the Company's plans at December 31, 2008 *(with adjustments for the 2-for-1 stock split for the two periods):*

	Outstanding	Exercisable
Number of options	120,543	50,260
Weighted average remaining life	4 years	1 years
Weighted average exercise price	$ 14.14	$ 14.14

The aggregate intrinsic value of shares outstanding at December 31, 2008 was $892,000.

The Company measures the fair value of each option award on the date of grant using the Black-Scholes option-pricing model.. The Company determines the assumptions used in the Black-Scholes option pricing model as follows: the risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of the grant; the dividend yield is based on the Company's dividend yield at the time of the grant (subject to adjustment if the dividend yield on the grant date is not expected to approximate the dividend yield over the expected life of the options); the volatility factor is based on the historical volatility of the Company's stock (subject to adjustment if historical volatility is reasonably expected to differ from the past); the weighted-average expected life is based on the historical behavior of employees related to exercises, forfeitures and cancellations.

NOTE 18 - STOCK COMPENSATION PLAN - *continued*

There were no stock options granted in 2008 or 2007. The Company received $29,000 as a result of stock option exercises during the year ended December 31, 2007. In accordance with Statement 123(R), this benefit is included as a financing activity in the accompanying Statements of Cash Flows.

A summary of the status of the nonvested shares as of December 31, 2008, and changes during the year ended December 31, 2008, is presented below:

Nonvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2008	36,101	19.18
Granted	-	-
Vested	(14,683)	-
Forfeited	-	-
Nonvested at December 31, 2008	21,418	$ 19.18

As of December 31, 2008, there was $114,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plans. That cost is expected to be recognized over a weighted-average period of 1.5 years. The total fair value of shares vested during the years ended December 31, 2008 and 2007 was $390,568 and $417,018, respectively.

NOTE 19 - OTHER EXPENSES

Other expenses are summarized as follows:

(Dollars in thousands)	Years Ended December 31, 2008	Years Ended December 31, 2007
Stationery, printing, and postage	$ 439	$ 477
Telephone	259	232
Director and advisory fees	134	141
Insurance	450	67
ATM services	167	115
Courier services	138	194
Other	1,545	1,318
Total	$ 3,132	$ 2,544

NOTE 20 - INCOME TAXES

Income tax expense is summarized as follows:

(Dollars in thousands)	Years Ended December 31, 2008	2007
Currently payable:		
Federal	$ 1,465	$ 1,021
State	58	83
Total current	1,523	1,104
Deferred income taxes	229	194
Income tax expense	$ 1,752	$ 1,298
Income tax expense is allocated as follows:		
To continuing operations	$ 1,104	$ 1,052
To shareholders' equity	648	246
Total	$ 1,752	$ 1,298

The components of the net deferred tax asset are as follows:

(Dollars in thousands)	December 31, 2008	2007
Deferred tax assets:		
Allowance for loan losses	$ 1,265	$ 939
Net capitalized loan costs	163	168
State net operating loss	72	59
Deferred directors' fees	367	267
Nonaccruing interest	133	95
Net unrealized loss on securities available-for-sale	-	3
Other real estate owned	88	-
Other	14	24
Total deferred tax assets	2,102	1,555
Valuation Allowance	72	59
Total net deferred tax assets	2,030	1,496
Deferred tax liabilities:		
Accumulated depreciation	854	698
Gain on sale of real estate	73	73
Net unrealized gains on securities available-for-sale	645	-
Prepaid expenses	62	100
Total deferred tax liabilities	1,634	871
Net deferred tax asset	$ 396	$ 625

NOTE 20 - INCOME TAXES - *continued*

Deferred tax assets represent the future tax benefit of future deductible differences and, if it is more likely than not that a tax asset will not be realized, a valuation allowance is required to reduce the recorded deferred tax assets to net realizable value. Management has determined that a valuation allowance is needed for the deferred tax asset associated with South Carolina net operating losses. Deferred tax assets are included in other assets.

The Company has South Carolina net operating losses of $2,186,628 for income tax purposes as of December 31, 2008. These net operating losses will begin to expire in 2019.

A reconciliation between the income tax expense and the amount computed by applying the Federal statutory rates of 34% to income before income taxes follows:

	Years ended December 31,	
(Dollars in thousands)	2008	2007
Tax expense at statutory rate	$ 1,138	$ 1,051
State income tax, net of federal income tax benefit	38	55
Tax-exempt interest income	(93)	(105)
Stock compensation expense	50	50
Other	(29)	1
Income tax provision	$ 1,104	$ 1,052

NOTE 21 - UNUSED LINES OF CREDIT

As of December 31, 2008, the Company had unused lines of credit to purchase federal funds from unrelated banks totaling $28,300,000. These lines of credit are available on a one to fourteen day basis for general corporate purposes. The lenders have reserved the right not to renew their respective lines. The Company may also utilize its unpledged securities, which totaled $52,101,000 at December 31, 2008, if liquidity needs should arise.

NOTE 22 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instruments. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss, current economic conditions, risk characteristics of various financial instruments, and other factors.

The following methods and assumptions were used to estimate the fair value of significant financial instruments:

Cash and Due from Banks - The carrying amount is a reasonable estimate of fair value.

Federal Funds Sold and Purchased - Federal funds sold and purchased are for a term of one day and the carrying amount approximates the fair value.

Time Deposits with Other Banks - Time deposits with other banks have a term less than 90 days and the carrying amount approximates the fair value.

Investment Securities Available-for-Sale - For securities available-for-sale, fair value equals the carrying amount, which is the quoted market price. If quoted market prices are not available, fair values are based on quoted market prices of comparable securities.

NOTE 22 - FAIR VALUE OF FINANCIAL INSTRUMENTS - *continued*

Nonmarketable Equity Securities - The carrying amount is a reasonable estimate of fair value since no ready market exists for these securities.

Loans Held-for-Sale - Fair values of mortgage loans held for sale are based on commitments on hand from investors or market prices.

Loans Receivable - For certain categories of loans, such as variable rate loans which are repriced frequently and have no significant change in credit risk and credit card receivables, fair values are based on the carrying amounts. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to the borrowers with similar credit ratings and for the same remaining maturities.

Deposits - The fair value of demand deposits, savings, and money market accounts is the amount payable on demand at the reporting date. The fair values of certificates of deposit are estimated using a discounted cash flow calculation that applies current interest rates to a schedule of aggregated expected maturities.

Advances from the Federal Home Loan Bank - For the portion of borrowings immediately callable, fair value is based on the carrying amount. The fair value of the portion maturing at a later date is estimated using a discounted cash flow calculation that applies the interest rate of the immediately callable portion to the portion maturing at the future date.

Junior Subordinated Debentures - The carrying value of junior subordinated debentures is a reasonable estimate of fair value since the debentures were issued at a floating rate.

Note Payable-The fair value of the note payable approximates its carrying value because it reprices periodically.

Accrued Interest Receivable and Payable - The carrying value of these instruments is a reasonable estimate of fair value.

Commitments to Extend Credit and Standby Letters of Credit - The contractual amount is a reasonable estimate of fair value for the instruments because commitments to extend credit and standby letters of credit are issued on a short-term or floating rate basis and include no unusual credit risks.

Interest Rate Swaps - Fair values are based on the present value of future cash flows based on the interest rate spread between the fixed rate and the floating rate.

NOTE 22 - FAIR VALUE OF FINANCIAL INSTRUMENTS – *continued*

The carrying values and estimated fair values of the Company's financial instruments were as follows:

(Dollars in thousands)	December 31,			
	2008		2007	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial Assets:				
Cash and due from banks	$ 10,423	$ 10,423	$ 7,958	$ 7,958
Federal funds sold	-	-	3,655	3,655
Investment securities available-for-sale	166,992	166,992	49,609	49,609
Nonmarketable equity securities	5,261	5,261	3,327	3,327
Loans and loans held-for-sale	429,108	433,665	354,214	353,194
Accrued interest receivable	3,625	3,625	3,473	3,473
Other assets - interest rate swaps	83	83	339	339
Financial Liabilities:				
Demand deposit, interest-bearing transaction, and savings accounts	$ 176,182	$ 176,182	$ 188,849	$ 188,849
Certificates of deposit	308,569	310,175	152,002	151,278
Repurchase agreements	9,172	9,172	5,000	5,000
Advances from the Federal Home Loan Bank	92,000	94,743	52,300	52,395
Notes Payable	4,500	4,500	-	-
Junior subordinated debentures	6,186	6,186	6,186	6,186
Accrued interest payable	2,105	2,105	982	982
Other liabilities - interest rate swaps	83	83	339	339
	Notional Amount	Estimated Fair Value	Notional Amount	Estimated Fair Value
Off-Balance Sheet Financial Instruments:				
Commitments to extend credit	$ 61,918	$ N/A	$ 66,575	N/A
Standby letters of credit	1,478	N/A	761	N/A

Effective January 1, 2008, the Company adopted SFAS No. 157, "Fair Value Measurements" ("SFAS 157") which provides a framework for measuring and disclosing fair value under generally accepted accounting principles. SFAS 157 requires disclosures about the fair value of assets and liabilities recognized in the balance sheet in periods subsequent to initial recognition, whether the measurements are made on a recurring basis (for example, available-for-sale investment securities) or on a nonrecurring basis (for example, impaired loans).

NOTE 22 - FAIR VALUE OF FINANCIAL INSTRUMENTS - *continued*

SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as U.S. Treasuries and money market funds.
Level 2	Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, mortgage-backed securities, municipal bonds, corporate debt securities, and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes certain derivative contracts and impaired loans.
Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. For example, this category generally includes certain private equity investments, retained residual interests in securitizations, residential mortgage servicing rights, and highly-structured or long-term derivative contracts.

(Dollars in thousands)	Quoted market price in active markets (Level 1)	Significant other oberservable inputs (Level 2)	Significant unobservable inputs (Level 3)
Available-for-sale investment securities	$ -	$ 166,992	-
Mortgage loans held for sale	-	$ 70	-
Fair Value Hedge	-	$ 82,789	-
Total	$ -	249,851	-

The Company has no liabilities carried at fair value or measured at fair value on a nonrecurring basis.

The Company is predominantly an asset based lender with real estate serving as collateral on a substantial majority of loans. Loans which are deemed to be impaired are primarily valued nonrecurring basis at the fair values of the underlying real estate collateral. Such fair values are obtained using independent appraisals, which the Company considers to be level 2 inputs. The aggregate carrying amount of impaired loans at December 31, 2008 was $9,040,000.

NOTE 23 - HCSB FINANCIAL CORPORATION *(PARENT COMPANY ONLY)*

Presented below are the condensed financial statements for HCSB Financial Corporation and Subsidiary (Parent Company Only).

Condensed Balance Sheets

(Dollars in thousands)	December 31, 2008	December 31, 2007
Assets		
Cash	$ 52	$ 16
Investment in banking subsidiary	43,811	36,095
Investment in trust	186	186
Nonmarketable equity securities	25	25
Other assets	1,080	867
Total assets	**$ 45,154**	**$ 37,189**
Liabilities and shareholders' equity		
Interest payable-notes payable	$ 6	$ -
Interest payable-junior subordinated debentures	12	20
Notes payable	4,500	-
Junior subordinated debentures	6,186	6,186
Total liabilities	10,704	6,206
Shareholders' equity	34,450	30,983
Total liabilities and shareholder's equity	**$ 45,154**	**$ 37,189**

Condensed Statements of Income

(Dollars in thousands)	Years ended December 31, 2008	Years ended December 31, 2007
Income		
Dividends from banking subsidiary	$ 372	$ 239
Dividend from trust preferred securities	11	15
Other Income	-	-
	383	254
Expenses		
Interest expense on notes payable	53	8
Interest expense on junior subordinated debentures	348	490
Other expenses	158	183
Income (loss) before income taxes and equity in undistributed earnings of banking subsidiary	(176)	(427)
Income tax benefit	(207)	(252)
Equity in undistributed earnings of banking subsidiary	2,213	2,215
Net income	**$ 2,244**	**$ 2,040**

NOTE 23 - HCSB FINANCIAL CORPORATION (*PARENT COMPANY ONLY*) - *continued*

Condensed Statements of Cash Flows

(Dollars in thousands)	**Years ended December 31, 2008**	**2007**
Cash flows from operating activities:		
Net income	$ 2,244	$ 2,040
Adjustments to reconcile net income to net cash provided by operating activities:		
Equity in undistributed earnings of banking subsidiary	(2,213)	(2,215)
Increase in other assets	(213)	(206)
Decrease in other liabilities	(2)	(12)
Stock compensation expense	147	147
Net cash used by operating activities	(37)	(246)
Cash flows from investing activities:		
Proceeds from sale of land and building	-	3,529
Net cash provided (used) from investing activities	-	3,529
Cash flows from financing activities:		
Proceeds from stock issuance	-	28
Proceeds from notes payable	4,500	(3,478)
Capital contribution to the Bank	(4,400)	
Cash paid for fractional shares	(27)	-
Net cash provided (used) by financing activities	73	(3,450)
Increase (decrease) in cash	36	(167)
Cash and cash equivalents, beginning of year	16	183
Cash and cash equivalents, end of year	$ 52	$ 16

HCSB FINANCIAL CORPORATION AND SUBSIDIARY

BOARD OF DIRECTORS

Michael S. Addy	President, Addy's Harbor Dodge, Inc.
Johnny C. Allen	Retired, Horry County Treasurer
D. Singleton Bailey	President, Loris Drug Store, Inc.
Franklin C. Blanton	President, Blanton Supplies, Inc. President, Blanton Supplies of Little River, Inc.
Clay D. Brittain, III	Attorney, Thompson & Henry, P.A.
Rachel B. Broadhurst	President, Century 21 – Broadhurst & Associates, Inc.
Russell R. Burgess, Jr.	Owner, Aladdin Realty Company Owner and Broker-In-Charge Burgess Realty & Appraisal Service
James R. Clarkson	President and CEO HCSB Financial Corporation and Horry County State Bank
J. Lavelle Coleman	Retired, Tabor City Oil, Inc.
Larry G. Floyd	Retired, Floyd's Insulation, Inc. & Cherry Grove Sales, Inc.
Boyd R. Ford, Jr.	Retired, Ford's Fuel Service, Inc. & Ford's Propane Gas, Inc.
Tommie W. Grainger	President, Coastal Timber Co., Inc.
Gwyn G. McCutchen	Dentist
T. Freddie Moore	Retired, Gateway Drug Store, Inc.
Carroll D. Padgett, Jr.	Attorney, Carroll D. Padgett, Jr., P.A.

OFFICERS OF THE BOARD OF DIRECTORS

Clay D. Brittain, III
Chairman

Johnny C. Allen
Vice Chairman

James R. Clarkson
President and CEO

D. Singleton Bailey
Secretary

HORRY COUNTY STATE BANK CORPORATE OFFICERS

James R. Clarkson, President/CEO
Glenn R. Bullard, Senior Executive Vice President
Jerry J. Cox, Jr., Executive Vice President/Inland Region
Denise Floyd, Senior Vice President/Personnel Officer
Margaret H. Fowler, Senior Vice President/Operations Officer
Loretta B. Gerald, Senior Vice President/Cashier/Internal Auditor
Edward L. Loehr, Jr., Senior Vice President/CFO
Ron L. Paige, Executive Vice President/Myrtle Beach Region
Douglas E. Shaffer, Executive Vice President/North Strand Region

HORRY COUNTY STATE BANK BRANCHES AND ATM LOCATIONS

Broad Street, Loris Office*
5009 Broad Street
Loris, SC 29569
843-756-6333

Mt. Olive Office*
5264 Hwy. 9
Green Sea, SC 29545
843-392-6333

Little River Office*
3187 Hwy. 9 E.
Little River, SC 29566
843-399-9523

Highway 501 Office*
1627-A Church Street (Hwy. 501)
Conway, SC 29526
843-248-8250

Downtown Conway Office*
1300 2nd Avenue
Conway, SC 29526
843-488-5510

Windy Hill Office*
4400 Hwy. 17 South
N. Myrtle Beach, SC 29582
843-663-5600

Socastee Office*
4600 Hwy. 17 Bypass S.
Myrtle Beach, SC 29577
843-293-7595

Myrtle Beach Office*
1701 N. Oak Street
Myrtle Beach, SC 29577
843-839-9339

Tabor City Office*
3210 Hwy. 701 Bypass
Loris, SC 29569
910-653-3222

Homewood Office*
3201 Hwy. 701 North
Conway, SC 29526
843-369-4272

Meeting Street, Loris Office
4011 Meeting Street
Loris, SC 29569
843-756-7168

Carolina Forest Office*
273 Carolina Forest Blvd.
Myrtle Beach, SC 29579
843-903-3223

Ocean Drive Office
596 Highway 17 North
North Myrtle Beach, SC 29582
843-663-1396

Covenant Towers Office
5001 Little River Road
Myrtle Beach, SC 29577
843-449-2484

* Denotes ATM Location

NOTES

NOTES

NOTES